Exhibit 99.2

2021 ANNUAL REPORT

Moving forward, together

WHEATON
PRECIOUS METALS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2021
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2021 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 62 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 10, 2022.
Table of Contents

Overview	3

Operational Overview	4

Highlights	5

Outlook	7

Mineral Stream Interests	8

Mineral Royalty Interests	11

Long-Term Equity Investments	12

Convertible Notes Receivable	13

Summarized Financial Results	15

Summary of Units Produced	16

Summary of Units Sold	17

Quarterly Financial Review	18

Results of Operations and Operational Review	19

Liquidity and Capital Resources	29

Share Capital	36

Financial Instruments	37

Risks and Uncertainties	37

Critical Accounting Estimates	47

New Accounting Standards Effective in 2021	49

Future Changes to Accounting Policies	49

Non-IFRS Measures	50

Subsequent Events	54

Controls and Procedures	54

Attributable Reserves and Resources	55

Cautionary Note Regarding Forward-Looking Statements	62

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [2]

Overview
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE) and trades under the symbol WPM.
As of December 31, 2021, the Company has entered into 28 long-term purchase agreements (three of which are early deposit agreements), with 21 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 23 mining assets which are currently operating, 10 which are at various stages of development and 2 which have been placed in care and maintenance, located in 12 countries. Subsequent to December 31, 2021, the Company acquired 3 new PMPAs related to mining assets which are at various stages of development, as disclosed on page 6 of the MD&A. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the year ended December 31, 2021, the per ounce price paid by the Company for the metals acquired under the agreements averaged $459 for gold, $5.78 for silver, $433 for palladium and $4.67 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.
COVID-19
Update
Business Continuity and Employee Health and Safety
In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March
2020 and successfully transitioned to telecommuting for all of its employees. During the third quarter of 2020, the physical offices were re-opened
on a voluntary basis and currently all employees attend the physical offices on at least a part-time basis.
Partner Operations
Wheaton has completed a thorough review of operations with our counterparties to better understand their policies and procedures around the
COVID-19
pandemic. We have been advised that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of the
COVID-19
pandemic, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. All these mining operations resumed operations during the third quarter of 2020 and remained in operation for the balance of 2020 and are currently all in operation. There can be no assurance that our partners’ operations that are currently operational will continue to remain operational, or operate at expected levels, for the duration of the
COVID-19
pandemic.
Community Support and Response Fund relative to the
COVID-19
pandemic
During the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) in order to support the global efforts to combat the
COVID-19
pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world.
To December 31, 2021, the Company has made donations totalling $4.6 million under this program.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [3]

Operational Overview

	Q4 2021	Q4 2020		Change	2021	2020		Change
Units produced
Gold ounces	88,321		92,039	(4.0)%	342,546		366,321	(6.5)%
Silver ounces	6,356		6,509	(2.4)%	25,999		22,892	13.6%
Palladium ounces	4,733		5,672	(16.6)%	20,908		22,187	(5.8)%
Cobalt pounds	381		-	n.a.	2,293		-	n.a.
Gold equivalent ounces 2	186,404		189,682	(1.7)%	752,958		712,624	5.7%
Silver equivalent ounces 2	13,421		13,657	(1.7)%	54,213		51,309	5.7%
Units sold
Gold ounces	79,622		86,243	(7.7)%	312,465		369,553	(15.4)%
Silver ounces	5,116		4,576	11.8%	22,860		19,232	18.9%
Palladium ounces	4,641		4,591	1.1%	19,344		20,051	(3.5)%
Cobalt pounds	228		-	n.a.	886		-	n.a.
Gold equivalent ounces 2	158,864		155,665	2.1%	663,415		662,275	0.2%
Silver equivalent ounces 2	11,438		11,208	2.1%	47,766		47,684	0.2%
Change in PBND and Inventory 3
Gold ounces	5,126		(5,195)	(10,321)	15,391		(27,921)	(43,312)
Silver ounces	356		1,048	692	(286)		344	630
Palladium ounces	10		981	971	33		725	692
Cobalt pounds	127		-	(127)	1,253		-	(1,253)
Gold equivalent ounces 2	11,331		10,617	(714)	23,817		(22,217)	(46,034)
Silver equivalent ounces 2	816		764	(52)	1,715		(1,600)	(3,315)
Per unit metrics
Sales price
Gold per ounce	$1,798		$1,882	(4.5)%	$1,798		$1,767	1.8%
Silver per ounce	$23.36		$24.72	(5.5)%	$25.08		$20.78	20.7%
Palladium per ounce	$1,918		$2,348	(18.3)%	$2,369		$2,183	8.5%
Cobalt per pound	$28.94	$	n.a.	n.a.	$23.11	$	n.a.	n.a.
Gold equivalent per ounce 2	$1,751		$1,839	(4.8)%	$1,811		$1,655	9.4%
Silver equivalent per ounce 2	$24.32		$25.54	(4.8)%	$25.16		$22.99	9.4%
Cash costs 4
Gold per ounce 4	$472		$433	(9.0)%	$459		$426	(7.7)%
Silver per ounce 4	$5.47		$5.51	0.7%	$5.78		$5.28	(9.5)%
Palladium per ounce 4	$340		$423	19.6%	$433		$389	(11.3)%
Cobalt per pound 4	$4.68	$	n.a.	n.a.	$4.67	$	n.a.	n.a.
Gold equivalent per ounce 2	$429		$415	(3.4)%	$434		$403	(7.7)%
Silver equivalent per ounce 2	$5.96		$5.76	(3.5)%	$6.03		$5.59	(7.9)%
Cash operating margin 4
Gold per ounce 4	$1,326		$1,449	(8.5)%	$1,339		$1,341	(0.1)%
Silver per ounce 4	$17.89		$19.21	(6.9)%	$19.30		$15.50	24.5%
Palladium per ounce 4	$1,578		$1,925	(18.0)%	$1,936		$1,794	7.9%
Cobalt per pound 4	$24.26	$	n.a.	n.a.	$18.44	$	n.a.	n.a.
Gold equivalent per ounce 2	$1,322		$1,424	(7.2)%	$1,377		$1,252	10.0%
Silver equivalent per ounce 2	$18.36		$19.78	(7.2)%	$19.13		$17.40	9.9%
Total revenue	$278,197		$286,212	(2.8)%	$1,201,665		$1,096,224	9.6%
Gold revenue	$143,187		$162,299	(11.8)%	$561,920		$652,827	(13.9)%
Silver revenue	$119,504		$113,131	5.6%	$573,429		$399,625	43.5%
Palladium revenue	$8,902		$10,782	(17.4)%	$45,834		$43,772	4.7%
Cobalt revenue	$6,604		$-	n.a.	$20,482		$-	n.a.
Net earnings	$291,822		$157,221	85.6%	$754,885		$507,804	48.7%
Per share	$0.648		$0.350	85.1%	$1.677		$1.132	48.1%
Adjusted net earnings 4	$132,232		$149,441	(11.5)%	$592,079		$503,335	17.6%
Per share 4	$0.293		$0.333	(12.0)%	$1.315		$1.122	17.2%
Operating cash flows	$195,290		$207,962	(6.1)%	$845,145		$765,442	10.4%
Per share 4	$0.433		$0.463	(6.5)%	$1.878		$1.706	10.1%
Dividends paid 5	$67,580		$53,914	25.3%	$256,607		$188,486	36.1%
Per share	$0.15		$0.12	25.0%	$0.57		$0.42	35.7%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)
Please refer to the tables on the bottom of pages 19, 20, 23 and 24 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”) and silver-equivalent ounces (“SEOs”).

3)
Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up
and the timing of shipments.
1

4)	Refer to discussion on non-IFRS measures beginning on page 50 of this MD&A.
5)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

1
Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [4]

Highlights
Operations

●
During the three months and year ended December 31, 2021, Wheaton generated revenue of $278 million (51% gold, 43% silver, 3% palladium and 3% cobalt) and $1,202 million (47% gold, 48% silver, 4% palladium and 1% cobalt), respectively, with the twelve month period representing a record for the Company.

●
During the three months and year ended December 31, 2021, Wheaton’s gold equivalent ounces produced amounted to 186,400 ounces and 753,000 ounces, respectively, a decrease of 1.7% during the three month period and an increase of 5.7% during the twelve month period.

●
During the three months and year ended December 31, 2021, Wheaton’s gold equivalent ounces sold amounted to 158,900 ounces and 663,400 ounces, respectively, an increase of 2.1% and 0.2% as compared to the comparable periods of the prior year.

●
During the three months and year ended December 31, 2021, Wheaton generated operating cash flow of $195 million and $845 million, respectively, with the figure for the twelve month period representing a record for the Company. This represented a decrease of 6% during the three month period and an increase of 10% during the twelve month period.

●	Relative to the comparable three-month period of the prior year:

o
The decrease in attributable gold production was primarily due to the mining of lower grade material at Salobo coupled with the effect on production of the conveyor belt fire during October 2021, partially offset by the mining of higher grade material at Constancia and San Dimas.

o	The decrease in attributable silver production was primarily due to lower throughput and grades at Antamina.

o	The increase in net earnings was primarily the result of an impairment reversal on the Voisey’s Bay PMPA.

o
The decrease in adjusted net earnings was primarily due to lower gross margin resulting from a 5% decrease in the realized gold equivalent price and higher G&A costs resulting from differences in accrued costs associated with the Company’s performance share units (“PSUs”).

●	Relative to the comparable twelve-month period of the prior year:

o	The decrease in attributable gold production was primarily due to the mining of lower grade material at Salobo.

o
The increase in attributable silver production was primarily due to Antamina, Peñasquito and Constancia, reflecting the temporary suspension of operations in the prior year due to the
COVID-19
pandemic, coupled with the acquisition of the Cozamin and Marmato PMPAs and the resumption of mining at Keno Hill.

o
The increase in net earnings was primarily the result of an impairment reversal on the Voisey’s Bay PMPA, coupled with higher margins resulting from a 9% increase in the realized gold equivalent price.

o	The increase in adjusted net earnings was primarily due to the higher margins.

●	On March 10, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share.
Corporate Development

●	On January 5, 2021, the Company acquired a 2.0% net smelter return royalty interest relative to the Brewery Creek mine located in the Yukon Territories, Canada.

●
On February 19, 2021, the previously announced PMPA in respect of the Cozamin mine was closed, with the upfront cash consideration of $150 million being paid to Capstone Mining Corp. (“Capstone”) on that date.

●
On March 24, 2021, the Company entered into a PMPA with Capstone in respect of the Santo Domingo project located in the Atacama region of Chile, with the initial deposit of $30 million being paid to Capstone on April 21, 2021.

●	On April 15, 2021, the previously announced PMPA in respect of the Marmato mine was closed, with the initial upfront cash consideration of $34 million being paid to Aris Gold (“Aris”) on that date.

●	On November 15, 2021, the Company entered into a PMPA with Rio2 Limited (“Rio2”) in connection with the Fenix Gold Project located in Chile.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [5]

●
On December 13, 2021, the Company entered into a PMPA with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project. In addition, on the same date the Company announced that it had entered into a definitive agreement to acquire the existing gold stream held by New Gold Inc. (“New Gold”) in respect of gold production from the Blackwater Project located in British Columbia, Canada. Upon closing of the purchase of the gold stream, the Company paid New Gold $300 million.

●
Subsequent to the year end, on January 17, 2022, the Company announced that it had entered into a PMPA with Adventus Mining Corporation (“Adventus”) in respect to the Curipamba Project (“Curipamba”) located in Eduador.

●	On January 26, 2022, the Company entered into a PMPA with Generation Mining Limited (“Gen Mining”) in respect to the Marathon Project located in Ontario, Canada.

●
On February 8, 2022, the Company announced that it had entered into a PMPA with Sabina Gold & Silver Corp. (“Sabina”) in respect to the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada.

Other

●	During the first quarter of 2021, the Company fully repaid the $195 million outstanding under its $2 billion revolving term loan.

●
During the year ended December 31, 2021, the company received $130 million in proceeds from the sale of long-term equity investments, including $112 million from the sale of its remaining equity investment in First Majestic Silver Corp. (“First Majestic”).

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [6]

Outlook
1
Wheaton’s estimated attributable production in 2022 as well as the
5-year
average and
10-year
annual gold equivalent production is as follows:

Metal	2022 Forecast 1	5-year Annual Average (2022-2026) 2	10-year Annual Average (2022-2031) 2
Gold Ounces	350,000 to 380,000
Silver Ounces (‘000s)	23,000 to 25,000
Other Metals (Palladium & Cobalt) (GEOs)	44,000 to 48,000
Gold Equivalent Ounces based on: $1,800 / oz gold, $24 / oz silver, $2,100 / oz palladium, $1,000 / oz platinum and $33.00 / lb cobalt	700,000 to 760,000	850,000	910,000

1)	Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.
2)
Five- and
ten-year
guidance does not include optionality production from Pascua Lama, Navidad, Cotabambas, Metatas, or additional expansions at Salobo outside of projects currently in construction. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury.

In 2022, gold equivalent production is forecast to remain comparatively unchanged relative to 2021 as expected stronger attributable production from Constancia, Salobo, Sudbury and Keno Hill is forecast to be offset by weaker production from Antamina, Voisey’s Bay and 777. Attributable production is forecast to increase at: 1) Constancia due to higher grades associated with the mining of the Pampacancha deposit; 2) Salobo due to uninterrupted operations in 2022 as well as the initial start-up
of the Salobo III mine expansion in the latter half of 2022; 3) Sudbury due to uninterrupted operations in 2022 as well as the restart of mining operations at the Totten mine; and 4) Keno Hill due to the continued
ramp-up
of operations. Attributable production is forecast to decrease at: 1) Antamina due to lower mine grades as per the mine plan; 2) Voisey’s Bay due to the inclusion in 2021 of cobalt production that the Company was entitled to that was produced within prior periods; and 3) 777 due to the mine reaching its end of life in 2022.
Average forecast production over the next five years is expected to increase primarily due to anticipated continued production growth from Salobo, Stillwater, Constancia, Voisey’s Bay and Marmato as well as incremental production ounces from Blackwater, Toroparu, Fenix, Marathon, Rosemont and Santo Domingo towards the latter end of the forecast period. Average forecast production over the next ten years includes additional incremental production from the Kutcho project and the Victor mine in Sudbury. Vale S.A. has indicated the potential for an additional expansion after the completion of the current Salobo III expansion, but Wheaton does not currently include this in its forecast. Lastly, although Barrick Gold Corp. continues to advance a comprehensive review of the Pascua Lama project, Wheaton does not include any production from the project in its estimated average ten-year
production guidance.
From a liquidity perspective, the $226 million of cash and cash equivalents as at December 31, 2021 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1
Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [7]

Mineral Stream Interests
1
The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Unit Production Payment 2,3	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q4-2021 Inventory & PBND 3, 4	Term ¹	Date of Original Contract

Gold

Salobo	Vale	BRA	75%	$416	$3,059,360	$1,621,877	1,602,305	49,779	LOM	28-Feb-13

Sudbury 5	Vale	CAN	70%	$400	623,572	228,756	237,717	15,605	20 years	28-Feb-13

Constancia	Hudbay	PER	50% 6	$412	135,000	103,259	99,006	6,422	LOM	8-Aug-12

San Dimas	FM	MEX	variable 7	$618	220,000	150,956	153,248	2,503	LOM	10-May-18

Stillwater 8	Sibanye	USA	100%	18% of spot	237,880	54,905	42,005	5,375	LOM	16-Jul-18

Other					782,542	517,533	519,753	6,261

Minto	PERE	CAN	100% 9	65% 2 of spot					LOM	20-Nov-08

Rosemont	Hudbay	USA	100%	$450					LOM	10-Feb-10

777 10	Hudbay	CAN	50%	$429					LOM	8-Aug-12

Marmato 11	Aris	CO	6.5% 11	18% of spot					LOM	5-Nov-20

Santo Domingo	Capst one	CHL	100% 12	18% of spot					LOM	24-Mar-21

Fenix	Rio2	CHL	6% 13	18% of spot					LOM	15-Nov-21

Blackwater	Artemis	CAN	8% 14	35% of spot					LOM	13-Dec-21

					$5,058,354	$2,677,286	2,654,034	85,945

Silver

Peñasquito	Newmont	MEX	25%	$4.36	$485,000	$1,166,461	67,847	950	LOM	24-Jul-07

Antamina	Glencore	PER	33.75% 15	20% of spot	900,000	530,307	35,648	1,596	LOM	3-Nov-15

Constancia	Hudbay	PER	100%	$6.08	294,900	155,850	13,030	324	LOM	8-Aug-12

Other					1,034,935	1,413,889	98,620	1,330

Los Filos	Equinox	MEX	100%	$4.53					25 years	15-Oct-04

Zinkgruvan	Lundin	SWE	100%	$4.53					LOM	8-Dec-04

Yauliyacu	Glencore	PER	100% 16	$8.98					LOM	23-Mar-06

Stratoni	Eldorado	GRC	100%	$11.54					LOM	23-Apr-07

Neves-Corvo	Lundin	PRT	100%	$4.38					50 years	5-Jun-07

Aljustrel	Almina	PRT	100% 17	50% of spot					50 years	5-Jun-07

Keno Hill	Alexco	CAN	25%	variable 2					LOM	2-Oct-08

Minto	PERE	CAN	100%	$4.35					LOM	20-Nov-08

Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09

Rosemont	Hudbay	USA	100%	$3.90					LOM	10-Feb-10

777 10	Hudbay	CAN	100%	$6.32					LOM	8-Aug-12

Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a 18

Marmato 11	Aris	CO	100% 11	18% of spot					LOM	5-Nov-20

Cozamin	Capstone	MEX	50% 19	10% of spot					LOM	11-Dec-20

Blackwater	Artemis	CAN	50% 14	18% of spot					LOM	13-Dec-21

					$2,714,835	$3,266,507	215,145	4,200

Palladium

Stillwater 8	Sibanye	USA	4.5% 20	18% of spot	$262,120	$107,232	68,793	5,629	LOM	16-Jul-18

Cobalt

Voisey’s Bay	Vale	CAN	42.4% 21	18% of spot	$390,000	$3,687	886	1,253	LOM	11-Jun-18

Total					$8,425,309	$6,054,712

1)
Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SWE = Sweden; USA = United States; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 32 of this MD&A for more information.
3)
All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received.
5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating
Stobie and Victor gold interests. As of December 31, 2021, the Company has received approximately $229 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the
20-year
term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.

6)
On May 10, 2021, Wheaton and Hudbay agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of this amendment, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha. Additionally, as Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company was required to make an additional deposit payment of $4 million to Hudbay, which was paid on December 23, 2021.

1
Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [8]

7)
The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The current ratio is 70:1.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)
As of December 31, 2021, the Company has received approximately $354 million of operating cash flows from the 777 stream. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver, the attributable gold and silver production will be reduced to 3.25% and 50%.
12)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.
13)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

14)	Once the Company has received 279,908 ounces of gold and 17.8 million ounces of silver under the Blackwater PMPA, the attributable gold and silver production will be reduced to 4% and 33%.
15)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
16)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
17)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
18)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
19)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
20)
Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

21)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.
Updates on the Mineral Stream Interests
Acquisition of Fenix Precious Metals Purchase Agreement
On November 15, 2021, the Company entered into a PMPA (the “Fenix PMPA”) with Rio2 Limited (“Rio2”) in respect of gold production from the Fenix Project located in Chile (the “Fenix Project”). Under the terms of the Fenix PMPA, the Company will acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. In addition, under the Fenix PMPA, the Company will pay total upfront cash consideration of $50 million, $25 million of which is payable upon closing, subject to certain conditions, and $25 million being payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions. In addition, the Company will make ongoing production payments equal to 18% of the spot price of gold per ounce of gold delivered under the agreement until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $50 million, at which point the production payment will increase to 22% of the spot gold price.
Acquisition of Blackwater Precious Metals Purchase Agreements
On December 13, 2021, the Company entered into a PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver production until 17.8 million ounces have been delivered and 33% of payable silver production thereafter for the life of the mine. The Company is committed to pay total upfront cash consideration of approximately $141 million for this stream, payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions. In addition, Wheaton will make ongoing cash payments equal to 18% of the spot silver price per ounce of silver delivered under the Blackwater Silver PMPA until the value of silver delivered, net of the per ounce production payment for silver, is equal to the upfront consideration of $141 million, and 22% of the spot price of silver thereafter.
Additionally, on December 13, 2021, the Company announced that it had entered into a definitive agreement to acquire the existing gold stream held by New Gold Inc. (“New Gold”) in respect of gold production from the Blackwater Project (the “Blackwater Gold PMPA”). Wheaton is entitled to purchase an amount of gold equal to 8% of the payable gold production until 279,908 ounces have been delivered, thereafter dropping to 4% of payable gold production for the life of the mine. The Company paid $300 million to New Gold for the Blackwater Gold PMPA. In addition, Wheaton will make ongoing production payments equal to 35% of the spot gold price per ounce of gold delivered under the agreement.
Acquisition of Curipamba Precious Metals Purchase Agreement
On January 17, 2022, the Company announced that it had entered into a PMPA (the “Curipamba PMPA”) with Adventus Mining Corporation (“Adventus”) in respect of gold and silver production from the Curipamba Project located in Ecuador (the “Curipamba Project”). Under the Curipamba PMPA, Wheaton will purchase an amount of gold equal to 50% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and an amount of silver equal to 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the Curipamba PMPA, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction
and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [9]

and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.
In connection with the acquisition of this PMPA, Wheaton will also acquire up to $5M in equity of Adventus, subject to remaining below 10% of the outstanding shares of Adventus.
Acquisition of Marathon Precious Metals Purchase Agreement
On January 26, 2022, the Company entered into a PMPA with Gen Mining (the “Marathon PMPA”) in respect of gold and platinum production from the Marathon Project located in Ontario, Canada (the “Marathon Project”). Under the Marathon PMPA, Wheaton will purchase an amount of gold equal to 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and an amount of platinum production equal to 22% of the payable platinum production until 120,000 ounces have been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the Marathon PMPA, the Company is committed to pay Gen Mining total upfront cash consideration of Cdn$240 million, Cdn$40 million of which will be paid prior to construction to be used for the development of the Marathon Project, with the remainder payable in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined
completion tests. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of C$240 million, at which point the production payment will increase to 22% of the spot prices.
Acquisition of Goose Precious Metals Purchase Agreement
On February 8, 2022, the Company announced that it had entered into a PMPA (the “Goose PMPA”) with Sabina Gold & Silver Corp. (“Sabina”) in respect of gold production from the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada (the “Goose Project”). Under the Goose PMPA, Wheaton will purchase an amount of gold equal to 4.15% of the payable gold production until 130,000 ounces have been delivered, dropping to 2.15% until 200,000 ounces have been delivered, and thereafter dropping to 1.5% of the payable gold production for the life of mine. Under the terms of the Goose PMPA, the Company is committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $125 million, at which point the production payment will increase to 22% of the spot gold price.
In connection with the acquisition of this PMPA, Wheaton will also acquire up to $20M in equity of Sabina, subject to remaining below 10% of the outstanding shares of Sabina.
Salobo – Mill Throughput Expansion
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). Vale is currently undertaking the Salobo III mine expansion (the “Salobo Expansion”), which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. As per Vale’s Fourth Quarter 2021 Performance Report, on January 6, 2022, heavy rainfalls in the region of the Salobo Expansion caused a landslide that damaged part of a conveyor belt and blocked the access to the project site. Safety conditions at the area were reestablished and Vale is working on additional preventive measures and replacement of damaged equipment. Vale is currently undertaking a full assessment of the impact with conclusion expected early in the second quarter of 2022. Vale further reports that physical completion of the Salobo III mine expansion was 85% at the end of the fourth quarter.
Salobo – Conveyor Belt Fire
On October 5, 2021, Vale reported that it had suspended production of copper concentrate at Salobo after a fire partially affected a conveyor belt, though other activities, including mine and maintenance operations, were running as usual. On October 22, 2021, Vale announced the resumption of the conveyor belt operations after an
18-day
suspension with ramp up of copper concentrates production by October 25, 2021.
Sudbury – Temporary Closure of the Totten Mine
As per Vale, on September 26, 2021, a large piece of equipment, called a bucket scoop, blocked and damaged the mine shaft at the Totten Mine resulting in its temporary closure. Vale has reported that production at the Totten Mine, which accounts for approximately 15% to 20% of Company’s gold production from Sudbury, resumed in the first quarter of 2022 and that operations at the Sudbury mines are expected to normalize in the second quarter of 2022.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [10]

Constancia – Pampacancha Additional Upfront Payment
On May 10, 2021, Wheaton and Hudbay agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of that amendment, Hudbay agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha. Additionally, as Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company was required to make an additional deposit payment of $4 million to Hudbay, which was paid on December 23, 2021.
Voisey’s Bay – Underground Mine Extension
As per Vale’s Fourth Quarter 2021 Performance Report, physical completion of the Voisey’s Bay underground mine extension, which includes developing two underground mines - Reid Brook and Eastern Deeps - was 67% at the end of the fourth quarter. As per Vale, production commenced from Reid Brook in the second quarter of 2021, and the start-up of Eastern Deeps is expected by the second half of 2022.
Stratoni – Suspension of Operations
As per Eldorado Gold Corporation’s (“Eldorado”) Fourth Quarter 2021 MD&A, operations at the Stratoni mine were suspended in late 2021, and the mine will be placed on care and maintenance during 2022. Eldorado also reports that they will evaluate resuming operations at Stratoni subject to exploration success and positive results of further technical and economic review.
Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.
The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	GCM	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	11,500	128,500	140,000	25%	3	100%	3	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%		100%		Life of Mine	14-Dec-17

			$34,000	$324,500	$358,500

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Toroparu – Gold X Acquisition by GCM Mining Corp. (formerly Gran Colombia Gold Corp.)
On June 4, 2021, Gold X Mining Corp. (”Gold X”) announced the completion of the previously announced plan of arrangement pursuant to which GCM Mining Corp. (formerly Gran Colombia Gold Corp.) (“GCM”) acquired all of the issued and outstanding common shares of Gold X.
Mineral Royalty Interests
On January 5, 2021, the Company paid $3 million for an existing 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.
Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.
To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [11]

Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2021 and December 31, 2020:

(in thousands)	December 31 2021	December 31 2020

Common shares held	$59,941	$196,241

Warrants held	1,536	3,637

Total long-term equity investments	$61,477	$199,878
The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and twelve months ended December 31, 2021 and 2020 is presented below:
Common Shares Held

	Three Months Ended December 31, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2021	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.67%	$10,931	$-	$-	$1,833	$12,764	$-

Sabina	11,700	2.82%	13,407	-	-	(26)	13,381	-

Other			46,157	-	(17,565)	5,204	33,796	13,048

Total			$70,495	$-	$(17,565)	$7,011	$59,941	$13,048

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended December 31, 2020

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2020	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2020	Realized Gain on Disposal

Bear Creek	13,264	11.80%	$31,324	$-	$-	$1,285	$32,609	$-

Sabina	11,700	3.59%	22,630	-	-	7,603	30,233	-

First Majestic	7,155	3.23%	163,620	-	(113,365)	45,729	95,984	40,556

Other			34,433	-	-	2,982	37,415	-

Total			$252,007	$-	$(113,365)	$57,599	$196,241	$40,556

1)	Disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [12]

	Year Ended December 31, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.67%	$32,609	$-	$-	$(19,845)	$12,764	$-

Sabina	11,700	2.82%	30,233	-	-	(16,852)	13,381	-

First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530

Other			37,415	7,453	(17,565)	6,493	33,796	13,048

Total			$196,241	$7,453	$(129,753)	$(14,000)	$59,941	$73,578

1)  Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)  Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2020

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Cost of Additions 1	Proceeds of Disposition 2	Fair Value Adjustment Gains (Losses) 3	Fair Value at Dec 31, 2020	Realized Gain on Disposal

Bear Creek	13,264	11.80%	$27,983	$-	$-	$4,626	$32,609	$-

Sabina	11,700	3.59%	17,296	-	-	12,937	30,233	-

First Majestic	7,155	3.23%	248,137	-	(151,113)	(1,040)	95,984	56,644

Other			16,341	23,570	(11,829)	9,333	37,415	4,170

Total			$309,757	$23,570	$(162,942)	$25,856	$196,241	$60,814

1)	Includes 4,467,317 common shares of Gold X received upon the conversion of the Gold X Convertible Note. See Note 14 of the Company’s financial statements for more information.
2)	Disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.
3)	Fair Value Gains (Losses) are reflected as a component of OCI.
Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.
In addition to the Kutcho Convertible Note, on November 25, 2019, the Company entered into a non-revolving
term loan with Kutcho, under which Kutcho had drawn $0.8 million (Cdn$1.0 million) as at December 31, 2021. The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.
Effective February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving
term loan with Kutcho in exchange for shares of Kutcho valued at $7.5 million in addition to certain other modifications to the Kutcho Early Deposit Agreement, including maintaining the stream at 100% of the payable gold and silver for the life of mine and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [13]

Convertible Notes Receivable Valuation Summary
At December 31, 2021, the fair value of the Kutcho Convertible Note, which is not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised.
At December 31, 2020, the Kutcho Convertible Note was estimated by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.
A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the three and twelve months ended December 31, 2021 and 2020 is presented below:

	Three Months Ended December 31, 2021

(in thousands)	Fair Value at Sep 30, 2021	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2021

Kutcho	$15,489	$-	$-	$1,597	$17,086

	Three Months Ended December 31, 2020

(in thousands)	Fair Value at Sep 30, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020

Kutcho	$10,836	$-	$-	$517	$11,353

	Year Ended December 31, 2021

(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2021

Kutcho	$11,353	$-	$-	$5,733	$17,086

	Year Ended December 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020

Kutcho	$11,837	$-	$-	$(484)	$11,353

Other	10,019	-	(12,402)	2,383	-

Total	$21,856	$-	$(12,402)	$1,899	$11,353

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [14]

Summarized Financial Results

	Dec 31, 2021	Dec 31, 2020		Dec 31, 2019

Attributable precious metal production

Gold ounces	342,546		366,321		406,504

Silver (000’s) ounces	25,999		22,892		22,396

Palladium ounces	20,908		22,187		21,993

Cobalt pounds	2,293		-		-

GEOs 1	752,958		712,624		745,661

SEOs (000’s) 1	54,213		51,309		53,688

Precious metal sales

Gold ounces	312,465		369,553		389,085

Silver (000’s) ounces	22,860		19,232		17,703

Palladium ounces	19,344		20,051		20,681

Cobalt pounds	886		-		-

GEOs 1	663,415		662,275		661,389

SEOs (000’s) 1	47,766		47,684		47,620

Average realized price

Gold per ounce	$1,798		$1,767		$1,391

Silver per ounce	$25.08		$20.78		$16.29

Palladium per ounce	$2,369		$2,183		$1,542

Cobalt per pound	$23.11	$	n.a.	$	n.a.

GEO 1	$1,811		$1,655		$1,302

SEO 1	$25.16		$22.99		$18.09

Average cash cost 2

Gold per ounce	$459		$426		$421

Silver per ounce	$5.78		$5.28		$5.02

Palladium per ounce	$433		$389		$273

Cobalt per pound	$4.67	$	n.a.	$	n.a.

GEO 1	$434		$403		$391

SEO 1	$6.03		$5.59		$5.43

Average depletion

Gold per ounce	$361		$399		$408

Silver per ounce	$5.52		$4.58		$4.99

Palladium per ounce	$442		$428		$470

Cobalt per pound	$8.17	$	n.a.	$	n.a.

GEO 1	$384		$368		$388

SEO 1	$5.33		$5.11		$5.39

Total revenue ($000’s)	$1,201,665		$1,096,224		$861,332

Net earnings ($000’s)	$754,885		$507,804		$86,138

Earnings per share

Basic	$1.677		$1.132		$0.193

Diluted	$1.673		$1.128		$0.193

Adjusted net earnings 3 ($000’s)	$592,079		$503,335		$242,745

Adjusted earnings per share 3

Basic	$1.315		$1.122		$0.544

Diluted	$1.312		$1.118		$0.543

Cash flow from operations ($000’s)	$845,145		$765,442		$501,620

Dividends

Dividends paid ($000’s)	$256,607		$188,486		$160,656

Dividends paid per share	$0.57		$0.42		$0.36

Total assets ($000’s)	$6,296,151		$5,957,272		$6,278,007

Total non-current financial liabilities ($000’s)	$16,243		$211,318		$887,239

Total other liabilities ($000’s)	$29,791		$31,383		$64,848

Shareholders’ equity ($000’s)	$6,250,117		$5,714,571		$5,325,920

Shares outstanding	450,863,952		449,458,394		447,771,433

1)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

2)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 50 of this MD&A.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [15]

Summary of Units Produced

	Q4 2021	Q3 2021	Q2 2021	Q1 2021		Q4 2020	Q3 2020	Q2 2020	Q1 2020

Gold ounces produced 2

Salobo	48,235	55,205	55,590	46,622		62,854	63,408	59,104	62,575

Sudbury 3	5,404	148	4,563	7,004		6,659	3,798	9,257	7,795

Constancia 7	9,857	8,533	5,525	2,453		3,929	3,780	3,470	3,681

San Dimas 4, 7	13,714	11,936	11,478	10,491		11,652	9,228	6,074	11,318

Stillwater 5	2,664	2,949	2,962	3,041		3,290	3,176	3,222	2,955

Other

Minto	3,506	1,703	3,206	2,638		789	1,832	2,928	2,124

777 8	4,462	4,717	5,035	6,280		2,866	5,278	4,728	4,551

Marmato	479	433	1,713	-		-	-	-	-

Total Other	8,447	6,853	9,954	8,918		3,655	7,110	7,656	6,675

Total gold ounces produced	88,321	85,624	90,072	78,529		92,039	90,500	88,783	94,999

Silver ounces produced 2

Peñasquito 7	2,145	2,180	2,026	2,202		2,014	1,992	967	2,658

Antamina 7	1,366	1,548	1,558	1,577		1,930	1,516	612	1,311

Constancia 7	578	521	468	406		478	430	254	461

Other

Los Filos 7	37	17	26	31		6	17	14	29

Zinkgruvan	482	658	457	420		515	498	389	662

Yauliyacu 7	382	372	629	737		454	679	273	557

Stratoni	129	18	164	165		185	156	148	183

Minto	44	25	33	21		16	15	19	18

Neves-Corvo	522	362	408	345		420	281	479	377

Aljustrel	325	314	400	474		440	348	388	352

Cozamin	213	199	183	230		-	-	-	-

Marmato	7	10	39	-		-	-	-	-

Keno Hill	30	44	55	27		-	-	-	-

777 8	96	81	83	130		51	96	108	96

Total Other	2,267	2,100	2,477	2,580		2,087	2,090	1,818	2,274

Total silver ounces produced	6,356	6,349	6,529	6,765		6,509	6,028	3,651	6,704

Palladium ounces produced 2

Stillwater 5	4,733	5,105	5,301	5,769		5,672	5,444	5,759	5,312

Cobalt pounds produced 2

Voisey’s Bay	381	370	380	1,162	9	-	-	-	-

GEOs produced 6	186,404	183,975	191,271	191,308		189,682	181,184	146,857	194,901

SEOs produced 6	13,421	13,246	13,772	13,774		13,657	13,045	10,574	14,033

Average payable rate 2

Gold	96.0%	96.0%	95.8%	95.0%		95.2%	95.3%	94.7%	95.1%

Silver	86.0%	86.6%	86.9%	86.6%		86.3%	86.1%	81.9%	85.6%

Palladium	92.2%	94.5%	95.0%	91.6%		93.6%	94.0%	90.8%	91.0%

Cobalt	93.3%	93.3%	93.3%	93.3%		n.a.	n.a.	n.a.	n.a.

GEO 7	91.3%	91.2%	91.7%	90.4%		91.1%	91.1%	89.8%	90.4%

1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows:
Q4-2021
- 544,000 ounces;
Q3-2021
- 472,000 ounces;
Q2-2021
- 467,000 ounces;
Q1-2021
- 429,000 ounces;
Q4-2020
- 485,000 ounces;
Q3-2020
- 420,000 ounces;
Q2-2020
- 276,000 ounces;
Q1-2020
- 419,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

7)
Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the
COVID-19
pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

8)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.
9)
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine. As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [16]

Summary of Units Sold

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Gold ounces sold

Salobo	47,171	35,185	57,296	51,423	53,197	59,584	68,487	74,944

Sudbury 2	965	1,915	6,945	3,691	7,620	7,858	7,414	4,822

Constancia 6	6,196	8,159	2,321	1,676	3,853	4,112	3,024	3,331

San Dimas 6	15,182	11,346	11,214	10,273	11,529	9,687	6,030	11,358

Stillwater 3	2,933	2,820	2,574	3,074	3,069	3,015	3,066	3,510

Other

Minto	2,462	1,907	2,359	2,390	1,540	-	-	-

777	4,290	5,879	5,694	2,577	5,435	5,845	4,783	2,440

Marmato	423	438	1,687	-	-	-	-	-

Total Other	7,175	8,224	9,740	4,967	6,975	5,845	4,783	2,440

Total gold ounces sold	79,622	67,649	90,090	75,104	86,243	90,101	92,804	100,405

Silver ounces sold

Peñasquito 6	1,818	2,210	1,844	2,174	1,417	1,799	1,917	2,310

Antamina 6	1,297	1,502	1,499	1,930	1,669	1,090	788	1,244

Constancia 6	351	484	295	346	442	415	254	350

Other

Los Filos 6	17	12	42	27	-	19	25	37

Zinkgruvan	346	354	355	293	326	492	376	447

Yauliyacu 6	551	182	601	1,014	15	580	704	9

Stratoni	42	41	167	117	169	134	77	163

Minto	27	24	29	26	20	-	-	-

Neves-Corvo	259	193	215	239	145	201	236	204

Aljustrel	133	155	208	257	280	148	252	123

Cozamin	174	170	168	173	-	-	-	-

Marmato	8	10	35	-	-	-	-	-

Keno Hill	24	51	33	12	-	-	-	-

777	69	99	109	49	93	121	100	41

Total Other	1,650	1,291	1,962	2,207	1,048	1,695	1,770	1,024

Total silver ounces sold	5,116	5,487	5,600	6,657	4,576	4,999	4,729	4,928

Palladium ounces sold

Stillwater 3	4,641	5,703	3,869	5,131	4,591	5,546	4,976	4,938

Cobalt pounds sold

Voisey’s Bay	228	131	395	132	-	-	-	-

GEOs sold 4	158,864	152,432	176,700	175,419	155,665	166,611	164,844	175,154

SEOs sold 4	11,438	10,975	12,722	12,630	11,208	11,996	11,869	12,611

Cumulative payable units PBND 5

Gold ounces	85,945	80,819	66,238	70,072	70,555	75,750	79,632	88,383

Silver ounces	4,200	3,845	3,802	3,738	4,486	3,437	3,222	4,961

Palladium ounces	5,629	5,619	6,822	5,373	5,597	4,616	4,883	4,875

Cobalt pounds	596	637	777	820	-	-	-	-

GEO 4	157,347	147,679	135,430	136,933	140,008	129,391	130,623	163,521

SEO 4	10,906	10,181	9,199	9,277	10,081	9,316	9,405	11,774

Inventory on hand

Cobalt pounds	657	488	134	132	-	-	-	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
6)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [17]

Quarterly Financial Review
1

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020		Q3 2020		Q2 2020		Q1 2020

Gold ounces sold	79,622	67,649	90,090	75,104		86,243		90,101		92,804		100,405

Realized price 2	$1,798	$1,795	$1,801	$1,798		$1,882		$1,906		$1,716		$1,589

Gold sales	$143,187	$121,416	$162,293	$135,025		$162,299		$171,734		$159,272		$159,522

Silver ounces sold	5,116	5,487	5,600	6,657		4,576		4,999		4,729		4,928

Realized price 2	$23.36	$23.80	$26.69	$26.12		$24.72		$24.69		$16.73		$17.03

Silver sales	$119,504	$130,587	$149,455	$173,883		$113,131		$123,434		$79,142		$83,917

Palladium ounces sold	4,641	5,703	3,869	5,131		4,591		5,546		4,976		4,938

Realized price 2	$1,918	$2,426	$2,797	$2,392		$2,348		$2,182		$1,917		$2,298

Palladium sales	$8,902	$13,834	$10,822	$12,275		$10,782		$12,100		$9,540		$11,350

Cobalt pounds sold	228	131	395	132		n.a.		n.a.		n.a.		n.a.

Realized price 2	$28.94	$23.78	$19.82	$22.19	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Cobalt sales	$6,604	$3,120	$7,823	$2,936	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Total sales	$278,197	$268,957	$330,393	$324,119		$286,212		$307,268		$247,954		$254,789

Cash cost 2, 3

Gold / oz	$472	$464	$450	$450		$433		$428		$418		$426

Silver / oz	$5.47	$5.06	$6.11	$6.33		$5.51		$5.89		$5.23		$4.50

Palladium / oz	$340	$468	$503	$427		$423		$383		$353		$402

Cobalt / lb	$4.68	$5.15	$4.41	$4.98	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Depletion 2

Gold / oz	$338	$337	$390	$374		$397		$404		$405		$389

Silver / oz	$5.57	$5.21	$5.40	$5.82		$5.16		$4.36		$4.01		$4.80

Palladium / oz	$442	$442	$442	$442		$428		$428		$428		$428

Cobalt / lb	$8.17	$8.17	$8.17	$8.17	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Net earnings	$291,822	$134,937	$166,124	$162,002		$157,221		$149,875		$105,812		$94,896

Per share

Basic	$0.648	$0.300	$0.369	$0.360		$0.350		$0.334		$0.236		$0.212

Diluted	$0.646	$0.299	$0.368	$0.360		$0.349		$0.332		$0.235		$0.211

Adjusted net earnings 3	$132,232	$137,087	$161,626	$161,133		$149,441		$152,007		$97,354		$104,534

Per share

Basic	$0.293	$0.304	$0.359	$0.358		$0.333		$0.338		$0.217		$0.233

Diluted	$0.293	$0.303	$0.358	$0.358		$0.331		$0.336		$0.216		$0.233

Cash flow from operations	$195,290	$201,287	$216,415	$232,154		$207,962		$228,099		$151,793		$177,588

Per share 3

Basic	$0.433	$0.447	$0.481	$0.516		$0.463		$0.508		$0.338		$0.397

Diluted	$0.432	$0.446	$0.480	$0.515		$0.461		$0.505		$0.337		$0.396

Dividends declared	$67,580	$67,541	$63,009	$58,478		$53,914		$44,896		$44,861		$44,815

Per share	$0.15	$0.15	$0.14	$0.13		$0.12		$0.10		$0.10		$0.10

Total assets	$6,296,151	$6,046,740	$5,981,466	$5,928,412		$5,957,272		$6,091,187		$6,134,044		$6,076,941

Total liabilities	$46,034	$42,387	$38,202	$104,985		$242,701		$539,849		$717,101		$838,715

Total shareholders’ equity	$6,250,117	$6,004,353	$5,943,264	$5,823,427		$5,714,571		$5,551,338		$5,416,943		$5,238,226

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 50 of this MD&A.
Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [18]

Results of Operations and Operational Review
The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2021

	Units Produced 2	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) 3	Average Depletion ($‘s Per Unit)	Sales	Gross Margin	Impairment Reversals 4	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	48,235	47,171	$1,799	$412	$374	$84,849	$47,781	$-	$47,781	$63,659	$2,437,939

Sudbury 5	5,404	965	1,795	400	1,024	1,732	357	-	357	1,346	307,169

Constancia	9,857	6,196	1,799	412	315	11,147	6,642	-	6,642	8,398	103,789

San Dimas	13,714	15,182	1,799	618	322	27,309	13,030	-	13,030	17,923	166,723

Stillwater	2,664	2,933	1,799	319	397	5,275	3,176	-	3,176	4,340	219,785

Other 6	8,447	7,175	1,795	676	42	12,875	7,721	-	7,721	8,463	364,792

	88,321	79,622	$1,798	$472	$338	$143,187	$78,707	$-	$78,707	$104,129	$3,600,197

Silver

Peñasquito	2,145	1,818	$23.28	$4.29	$3.55	$42,314	$28,064	$-	$28,064	$34,515	$322,018

Antamina	1,366	1,297	23.33	4.73	7.53	30,250	14,351	-	14,351	25,091	580,052

Constancia	578	351	23.28	6.08	7.56	8,170	3,383	-	3,383	5,739	205,884

Other 7	2,267	1,650	23.48	7.22	5.83	38,770	17,226	-	17,226	26,118	593,195

	6,356	5,116	$23.36	$5.47	$5.57	$119,504	$63,024	$-	$63,024	$91,463	$1,701,149

Palladium

Stillwater	4,733	4,641	$1,918	$340	$442	$8,902	$5,268	$-	$5,268	$7,323	$232,830

Cobalt

Voisey’s Bay	381	228	$28.94	$4.68	$8.17	$6,604	$3,673	$156,717	$160,390	$2,443	$371,621

Operating results						$278,197	$150,672	$156,717	$307,389	$205,358	$5,905,797

Other

General and administrative									$(16,955)	$(9,139)

Finance costs									(1,508)	(1,026)

Other									3,581	325

Income tax									(685)	(228)

Total other									$(15,567)	$(10,068)	$390,354

									$291,822	$195,290	$6,296,151

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
4)	Refer to page 26 of this MD&A for more information
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont, Santo Domingo, Blackwater and Fenix gold interests.
7)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating
Loma de La Plata, Pascua-Lama, Rosemont and Blackwater silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021.

On a GEO and SEO basis, results for the Company for the three months ended December 31, 2021 were as follows:

Three Months Ended December 31, 2021

	Ounces Produced 1, 2	Ounces Sold 2	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) 3	Cash Operating Margin ($‘s Per Ounce) 4	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis 5	186,404	158,864	$ 1,751	$ 429	$ 1,322	$ 373	$ 949

Silver equivalent basis 5	13,421	11,438	$ 24.32	$ 5.96	$ 18.36	$ 5.19	$ 13.17

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces and cobalt pounds produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 53 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [19]

Three Months Ended December 31, 2020

	Units Produced 2	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) 3		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,854	53,197		$1,881		$408		$374	$100,047	$58,426	$74,508	$2,509,344

Sudbury 4	6,659	7,620		1,888		400		831	14,384	5,000	11,336	321,016

Constancia	3,929	3,853		1,881		408		338	7,246	4,373	5,674	105,569

San Dimas	11,652	11,529		1,881		612		315	21,683	10,993	12,812	182,202

Stillwater	3,290	3,069		1,881		338		449	5,772	3,357	4,735	224,310

Other 5	3,655	6,975		1,888		421		238	13,167	8,576	10,241	7,526

	92,039	86,243		$1,882		$433		$397	$162,299	$90,725	$119,306	$3,349,967

Silver

Peñasquito	2,014	1,417		$24.44		$4.26		$3.24	$34,629	$23,997	$28,592	$350,572

Antamina	1,930	1,669		24.44		4.86		8.74	40,782	18,079	32,667	626,934

Constancia	478	442		24.44		6.02		7.63	10,805	4,770	8,143	217,044

Other 6	2,087	1,048		25.69		8.03		1.00	26,915	17,456	20,804	474,975

	6,509	4,576		$24.72		$5.51		$5.16	$113,131	$64,302	$90,206	$1,669,525

Palladium

Stillwater	5,672	4,591		$2,348		$423		$428	$10,782	$6,875	$8,840	$241,389

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$286,212	$161,902	$218,352	$5,488,391

Other

General and administrative										$(9,391)	$(8,384)

Finance costs										(2,196)	(1,980)

Other										830	(5)

Income tax										6,076	(21)

Total other										$(4,681)	$(10,390)	$468,881

										$157,221	$207,962	$5,957,272

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Rosemont gold interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating
Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the three months ended December 31, 2020 were as follows:

Three Months Ended December 31, 2020

	Ounces Produced 1, 2	Ounces Sold 2	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) 3	Cash Operating Margin ($‘s Per Ounce) 4	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis 5	189,682	155,665	$ 1,839	$ 415	$ 1,424	$ 384	$ 1,040

Silver equivalent basis 5	13,657	11,208	$ 25.54	$ 5.76	$ 19.78	$ 5.33	$ 14.45

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces and cobalt pounds produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 53 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [20]

Gold Production
For the three months ended December 31, 2021, attributable gold production was 88,300 ounces, with the 3,700 ounce decrease from the comparable period in 2020 being primarily attributable to the following factors:

•
14,600 ounce (23%) decrease from Salobo, primarily due to lower throughput, grades and recovery, with throughput being impacted as a result of an 18-day suspension of operations following a conveyor belt fire in October 2021 (see page 10 of this MD&A for more information). As it relates to throughput, the two 12 mtpa lines operated at an average rate of approximately 74% of capacity during
Q4-2021
as compared to 83% during
Q4-2020;
and

•
1,300 ounce (19%) decrease from Sudbury, primarily due to the temporary closure of the Totten Mine after the shaft was damaged (see page 10 of this MD&A for more information); with these decreases being partially offset by

•
5,900 ounce (151%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%, partially offset by the receipt of 2,005 ounces in the fourth quarter of 2020 as a delay payment for not meeting a mining threshold at the Pampacancha deposit whereas no delay payment was received in 2021 (see footnote 6 on page 8 of this MD&A for more information);

•
4,800 ounce (131%) increase from Other mines, primarily due to higher production at 777 as prior year results were impacted by the temporary suspension of the 777 mine following the skip hoist incident in October 2020, coupled with the mining of higher grade material at Minto; and

•	2,100 ounce (18%) increase from San Dimas, primarily due to the mining of higher grade material.
Silver Production
For the three months ended December 31, 2021, attributable silver production was 6.4 million ounces, with the 0.1 million ounce decrease from the comparable period in 2020 being primarily attributable to the following factors:

•	564,000 ounce (29%) decrease from Antamina, primarily due to lower throughput and grades; partially offset by

•	132,000 ounce (7%) increase from Peñasquito, primarily due to higher grades and recoveries, partially offset by lower throughput; and

•	100,000 ounce (21%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit.
Palladium Production
For the three months ended December 31, 2021, attributable palladium production was 4,700 ounces, with the 1,000 ounce decrease being primarily attributable to lower throughput.
Cobalt Production
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine, with 381,100 pounds of attributable cobalt being produced during the three months ended December 31, 2021.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [21]

Net Earnings
For the three months ended December 31, 2021, net earnings amounted to $292 million, with the $135 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended December 31, 2020	$157,221

Variance in gross margin

Variance in revenue due to:

Payable gold production	$(5,484)

Payable silver production	(3,652)

Payable palladium production	(2,162)

Payable cobalt production	10,290

Changes in inventory and PBND	8,630

Prices realized per ounce sold	(15,637)

Total decrease to revenue	$(8,015)

Variance in cost of sales due to:

Sales volume	$(3,245)

Sales mix differences	2,675

Cash cost per ounce	(1,405)

Depletion per ounce	(1,240)

Total increase to cost of sales	$(3,215)

Total decrease to gross margin	$(11,230)

Other variances

General and administrative expenses (see page 27)	(7,564)

Impairment reversal of mineral stream interests (see page 26)	156,717

Other income / expense (see page 28)	2,751

Finance costs (see page 28)	688

Income taxes (see page 28)	(6,761)

Total increase in net earnings	$134,601

Net earnings for the three months ended December 31, 2021	$291,822

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [22]

Year Ended December 31, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) 3	Average Depletion ($‘s Per Unit)	Sales	Gross Margin	Impairment Reversals 4	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	205,652	191,075	$1,797	$412	$374	$343,398	$193,247	$-	$193,247	$264,652	$2,437,939
Sudbury 5	17,119	13,516	1,811	400	1,024	24,475	5,221	-	5,221	19,068	307,169
Constancia	26,368	18,352	1,797	411	315	32,974	19,658	-	19,658	25,438	103,789
San Dimas	47,619	48,015	1,797	617	322	86,290	41,199	-	41,199	56,679	166,723
Stillwater	11,616	11,401	1,797	325	397	20,487	12,259	-	12,259	16,784	219,785
Other 6	34,172	30,106	1,804	607	61	54,296	34,192	-	34,192	36,444	364,792
	342,546	312,465	$1,798	$459	$361	$561,920	$305,776	$-	$305,776	$419,065	$3,600,197

Silver
Peñasquito	8,553	8,046	$25.07	$4.29	$3.55	$201,688	$138,616	$-	$138,616	$167,169	$322,018
Antamina	6,049	6,228	25.17	5.04	7.53	156,735	78,458	-	78,458	125,688	580,052
Constancia	1,973	1,476	24.91	6.05	7.56	36,775	16,689	-	16,689	27,848	205,884
Other 7	9,424	7,110	25.07	8.06	5.56	178,231	81,393	-	81,393	123,359	593,195
	25,999	22,860	$25.08	$5.78	$5.52	$573,429	$315,156	$-	$315,156	$444,064	$1,701,149

Palladium
Stillwater	20,908	19,344	$2,369	$433	$442	$45,834	$28,891	$-	$28,891	$37,450	$232,830

Cobalt
Voisey’s Bay	2,293	886	$23.11	$4.67	$8.17	$20,482	$9,102	$156,717	$165,819	$3,687	$371,621

Operating results						$1,201,665	$658,925	$156,717	$815,642	$904,266	$5,905,797

Other
General and administrative									$(60,985)	$(55,301)
Finance costs									(5,817)	(4,271)
Other									5,776	731
Income tax									269	(280)

Total other									$(60,757)	$(59,121)	$390,354

									$754,885	$845,145	$6,296,151

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
4)	Refer to page 26 of this MD&A for more information
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont, Santo Domingo, Blackwater and Fenix gold interests.
7)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Keno Hill, Cozamin and Marmato silver interests as well as the non-operating
Loma de La Plata, Pascua-Lama, Rosemont and Blackwater silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021.

On a GEO and SEO basis, results for the Company for the year ended December 31, 2021 were as follows:

Year Ended December 31, 2021

	Ounces Produced 1, 2	Ounces Sold 2	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) 3	Cash Operating Margin ($‘s Per Ounce) 4	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis 5	752,958	663,415	$1,811	$434	$1,377	$384	$993
Silver equivalent basis 5	54,213	47,766	$25.16	$6.03	$19.13	$5.33	$13.80

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces and cobalt pounds produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 53 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [23]

Year Ended December 31, 2020

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) 3		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	247,941	256,212		$1,757		$408		$374	$450,166	$249,708	$345,621	$2,509,344
Sudbury 4	27,509	27,714		1,797		400		831	49,791	15,679	38,609	321,016
Constancia	14,860	14,320		1,785		406		338	25,556	14,907	19,744	105,569
San Dimas	38,272	38,604		1,775		610		315	68,519	32,813	44,978	182,202
Stillwater	12,643	12,660		1,766		316		449	22,353	12,666	18,351	224,310
Other 5	25,096	20,043		1,818		421		281	36,442	22,357	28,007	7,526
	366,321	369,553		$1,767		$426		$399	$652,827	$348,130	$495,310	$3,349,967

Silver
Peñasquito	7,631	7,443		$20.25		$4.26		$3.24	$150,720	$94,886	$119,016	$350,572
Antamina	5,369	4,791		21.34		4.19		8.74	102,241	40,312	82,188	626,934
Constancia	1,623	1,461		21.42		5.99		7.63	31,285	11,397	22,541	217,044
Other 6	8,269	5,537		20.84		7.41		1.97	115,379	63,460	74,159	474,975
	22,892	19,232		$20.78		$5.28		$4.58	$399,625	$210,055	$297,904	$1,669,525

Palladium
Stillwater	22,187	20,051		$2,183		$389		$428	$43,772	$27,387	$35,967	$241,389

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$1,096,224	$585,572	$829,181	$5,488,391

Other
General and administrative										$(65,698)	$(46,914)
Finance costs										(16,715)	(17,551)
Other										2,170	677
Income tax										2,475	49

Total other										$(77,768)	$(63,739)	$468,881

										$507,804	$765,442	$5,957,272

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Rosemont gold interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating
Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the year ended December 31, 2020 were as follows:

Year Ended December 31, 2020

	Ounces Produced 1, 2	Ounces Sold 2	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) 3	Cash Operating Margin ($‘s Per Ounce) 4	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis 5	712,624	662,275	$1,655	$403	$1,252	$368	$884
Silver equivalent basis 5	51,309	47,684	$22.99	$5.59	$17.40	$5.11	$12.29

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces and cobalt pounds produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 53 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [24]

Gold Production
For the year ended December 31, 2021, attributable gold production was 342,500 ounces, with the 23,800 ounce decrease from the comparable period in 2020 being primarily attributable to the following factors:

•
42,300 ounce (17%) decrease from Salobo, primarily due to lower throughput and grades. As it relates to throughput, the two 12 mtpa lines operated at an average rate of approximately 81% of capacity during 2021 as compared to 85% during 2020; and

•
10,400 ounce (38%) decrease from Sudbury, primarily due to the temporary suspension of operations from June 1, 2021 to August 9, 2021 as a result of a labour dispute (see footnote 5 on page 8 of this MD&A for more information) and the temporary suspension of operations at the Totten mine beginning September 27, 2021 (see page 10 of this MD&A for more information); partially offset by

•
11,500 ounce (77%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%, partially offset by the receipt of 8,020 ounces during 2020 as a delay payment for not meeting a mining threshold at the Pampacancha deposit whereas no delay payment was received during 2021 (see footnote 6 on page 8 of this MD&A for more information);

•
9,300 ounce (24%) increase from San Dimas, primarily due to operations being temporarily suspended during the second quarter of 2020 due to the
COVID-19
pandemic coupled with the impact of revising the silver to gold conversion ratio from 70:1 to 90:1 from April 1, 2020 to October 15, 2020; and

•	9,100 ounce (36%) increase from Other mines, primarily due to higher throughput at Minto, higher throughput and grades at 777 and the acquisition of the Marmato mineral interest.
Silver Production
For the year ended December 31, 2021, attributable silver production was 26.0 million ounces, with the 3.1 million ounce increase from the comparable period in 2020 being primarily attributable to the following factors:

•
1,097,000 ounce (13%) increase from Other mines, primarily due to higher production at Yauliyacu as prior year operations were temporarily suspended during the second quarter due to the
COVID-19
pandemic coupled with the resumption of mining at Keno Hill along with production from the newly acquired Cozamin and Marmato mineral interests;

•
923,000 ounce (12%) increase from Peñasquito, primarily due to higher throughput, partially offset by lower grades, with prior year operations at the mine being temporarily suspended during the second quarter of 2020 resulting from the
COVID-19
pandemic;

•
680,000 ounce (13%) increase from Antamina, primarily due to higher throughput, with operations having been temporarily suspended during the second quarter of 2020 resulting from the
COVID-19
pandemic; and

•
350,000 ounce (22%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and higher throughput, with prior year operations at the mine being temporarily suspended during the second quarter of 2020 resulting from the
COVID-19
pandemic.

Palladium Production
For the year ended December 31, 2021, attributable palladium production was 20,900 ounces, with the 1,300 ounce decrease being primarily attributable to lower grades.
Cobalt Production
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine, with 2.3 million pounds of attributable cobalt being produced during the year ended December 31, 2021.
As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in 676,000 pounds of the reported production in the first quarter of 2021 including material from prior periods.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [25]

Net Earnings
For the year ended December 31, 2021, net earnings was $755 million, with the $247 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the year ended December 31, 2020	$507,804
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(36,028)
Payable silver production	61,759
Payable palladium production	(3,054)
Payable cobalt production	49,436
Changes in inventory and PBND	(78,630)
Prices realized per ounce sold	111,958
Total increase to revenue	$105,441
Variance in cost of sales due to:
Sales volume	$503
Sales mix differences	(7,660)
Cash cost per ounce	(19,984)
Depletion per ounce	(4,947)
Total increase to cost of sales	$(32,088)
Total increase to gross margin	$73,353
Other variances
General and administrative expenses (see page 27)	4,713
Impairment reversal of mineral stream interests (see page 26)	156,717
Other income / expense (see page 28)	3,606
Finance costs (see page 28)	10,898
Income taxes (see page 28)	(2,206)
Total increase in net earnings	$247,081
Net earnings for the year ended December 31, 2021	$754,885
Impairment Reversal of Mineral Stream Interests
Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). The FVLCD represents the amount that could be received from each PMPA in an arm’s length transaction at the measurement date.
If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.
Based on the Company’s analysis, there was an indicator of impairment reversal identified for December 31, 2021 for the following PMPA:

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2021	2020	2021	2020
Cobalt Interests
Voisey’s Bay	$(156,717)	$-	(156,717)	-

Total impairment reversal	$(156,717)	$-	$(156,717)	$-

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [26]

Voisey’s Bay – Impairment Reversal
At June 30, 2019, the Company determined there to be an impairment charge relative to the Voisey’s Bay cobalt interest (“Voisey’s Bay PMPA”) due to a significant decline in market cobalt prices and a sale of a similar PMPA by a third-party group at a price significantly below Wheaton’s comparable carrying value for the Voisey’s Bay PMPA. At June 30, 2019, management estimated that the recoverable amount under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million.
At December 31, 2021, an indicator of impairment reversal was identified relative to the Voisey’s Bay PMPA as a result of significant and sustained increases in the market prices of cobalt over the year ended December 31, 2021 compared to market prices of cobalt at the time the original impairment was recorded. Management estimated that the recoverable amount at December 31, 2021 of the Voisey’s Bay PMPA exceeded the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. The recoverable amount represented its FVLCD and resulted in an impairment reversal of $157 million at December 31, 2021 which represented a full reversal of the impairment charge recorded in the year ended December 31, 2019, net of depletion that otherwise would have been recorded. The recoverable amount of the Voisey’s Bay PMPA was estimated using a discounted cash flow model with an average discount rate of 8% and an average projected market price of cobalt of $23.97 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.
General and Administrative

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2021	2020	2021	2020

Salaries and benefits

Salaries and benefits, excluding PSUs	$4,618	$4,465	$18,244	$16,733

PSUs	4,203	(2,336)	14,004	21,520

Total salaries and benefits	$8,821	$2,129	$32,248	$38,253

Depreciation	481	452	1,893	1,889

Donations	2,794	1,413	6,218	5,792

Professional fees	783	987	4,173	3,590

Regulatory	498	1,203	2,145	2,136

Insurance	524	395	1,807	1,497

Other	1,739	1,507	7,239	7,109

General and administrative before equity settled stock based compensation	$15,640	$8,086	$55,723	$60,266

Equity settled stock based compensation (a non-cash expense)	1,315	1,305	5,262	5,432

Total general and administrative	$16,955	$9,391	$60,985	$65,698
For the three months ended December 31, 2021, general and administrative expenses increased by $8 million relative to the comparable period in the previous year with the increase being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”) due to movements in the Company’s share price.
For the year ended December 31, 2021, general and administrative expenses decreased by $5 million relative to the comparable period in the previous year, with the decrease being primarily the result of differences in accrued costs associated with the Company’s PSUs due to movements in the Company’s share price.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [27]

Other (Income) Expense

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2021	2020	2021	2020

Interest income	$(76)	$(51)	$(241)	$(229)

Dividend income	(111)	-	(221)	-

Foreign exchange loss	154	968	275	152

(Gain) loss on fair value adjustment of share purchase warrants held	(290)	(1,182)	2,101	(338)

(Gain) loss on fair value adjustment of convertible notes receivable	(1,597)	(517)	(5,733)	(1,899)

Other	(1,661)	(48)	(1,957)	144

Total other (income) expense	$(3,581)	$(830)	$(5,776)	$(2,170)
Finance Costs

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2021	2020	2021	2020

Average principal outstanding during period	$-	$344,472	$19,506	$601,112

Average effective interest rate during period	n.a.	1.20%	1.17%	2.03%

Total interest costs incurred during period	$-	$1,035	$229	$12,226

Costs related to undrawn credit facilities	1,328	1,119	5,313	4,349

Interest expense - lease liabilities	28	42	123	140

Letter of guarantee	152	-	152	-

Total finance costs	$1,508	$2,196	$5,817	$16,715
Income Tax Expense (Recovery)

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2021	2020	2021	2020

Current income tax expense (recovery)	$(1,012)	$(2,000)	$(7,117)	$(4,606)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	47,922	3,301	$65,866	$14,546

Write down (reversal of write down) or recognition of prior period temporary differences	(46,225)	(7,377)	(59,018)	(12,415)

Total deferred income tax expense (recovery)	$1,697	$(4,076)	$6,848	$2,131

Income tax expense (recovery) recognized in net earnings	$685	$(6,076)	$(269)	$(2,475)

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [28]

Liquidity and Capital Resources
1
As at December 31, 2021, the Company had cash and cash equivalents of $226 million (December 31, 2020 - $193 million) and debt outstanding under its Revolving Facility of $NIL (December 31, 2020 - $195 million).
A summary of the Company’s cash flow activity is as follows:
Three Months Ended December 31, 2021
Cash Flows From Operating Activities
During the three months ended December 31, 2021, the Company generated operating cash flows of $195 million, with the $13 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended December 31, 2020	$207,962

Variance attributable to revenue (see page 22):	$(8,015)

Increase in accounts receivable	(2,249)

Total decrease to cash inflows attributable to sales	$(10,264)

Variance attributable to cost of sales, excluding depletion:

Sales volume	$(1,200)

Sales mix differences	(1,061)

Cost per ounce	(1,405)

Increase in accounts payable	936

Total increase to cash outflows attributable to cost of sales	$(2,730)

Total decrease to net cash inflows attributable to gross margin	$(12,994)

Other variances:

General and administrative	(755)

Finance costs	954

Income taxes	(207)

Other	330

Total decrease to net cash inflows	$(12,672)

Operating cash inflow for the three months ended December 31, 2021	$195,290
Finance Costs Variance
As more fully detailed on page 28 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to the Revolving Facility being fully repaid during the first quarter of 2021.
Cash Flows From Financing Activities
During the three months ended December 31, 2021, the Company had net cash outflows from financing activities of $55 million, which was primarily the result of the quarterly dividend payments of $57 million, partially offset by proceeds from the exercise of stock options in the amount of $2 million. During the three months ended December 31, 2020, the Company had net cash outflows from financing activities of $339 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $293 million and dividend payments totaling $47 million, partially offset by proceeds relative to the exercise of stock options in the amount of $1 million.
Cash Flows From Investing Activities
During the three months ended December 31, 2021, the Company had net cash outflows from investing activities of $286 million, which was primarily the result of a payment of $300 million to New Gold for the Blackwater Gold PMPA and an additional deposit payment of $4 million to Hudbay for the Constancia PMPA related to the Pampacancha deposit (see footnote 6 to the Mineral Stream Interests table of page 8 of this MD&A), partially offset by $18 million received as proceeds on the disposal of long-term equity investments. During the three months ended December 31, 2020, the Company had net cash inflows from investing activities of $113 million which was primarily the result of $113 million received as proceeds on the disposal of long-term equity investments.

1
Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [29]

Year Ended December 31, 2021
Cash Flows From Operating Activities
During the year ended December 31, 2021, the Company generated operating cash flows of $845 million, with the $80 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the year ended December 31, 2020	$765,442

Variance attributable to revenue (see page 26):	$105,441

Increase in accounts receivable	(4,020)

Total increase to cash inflows attributable to sales	$101,421

Variance attributable to cost of sales, excluding depletion:

Sales volume	$1,300

Sales mix differences	(2,501)

Cost per ounce	(19,984)

Decrease in accounts payable	(5,151)

Total increase to cash outflows attributable to cost of sales	$(26,336)

Total increase to net cash inflows attributable to gross margin	$75,085

Other variances:

General and administrative	(8,387)

Finance costs	13,280

Income taxes	(329)

Other	54

Total increase to net cash inflows	$79,703

Operating cash inflow for the year ended December 31, 2021	$845,145
General and Administrative Variance
The increase to cash outflows relative to general and administrative costs during the period was due to higher payouts under the Company’s PSU and short-term incentive plans.
Finance Costs Variance
As more fully detailed on page 28 of this MD&A, the decrease to cash outflows from finance costs during the period was due to the lower average outstanding principal balance, as the Revolving Facility was fully repaid during the first quarter of 2021.
Cash Flows From Financing Activities
During the year ended December 31, 2021, the Company had net cash outflows from financing activities of $408 million, which was primarily the result of repayments under the Company’s now fully repaid Revolving Facility in the amount of $195 million and dividend payments totaling $218 million, partially offset by proceeds from the exercise of stock options in the amount of $8 million. During the year ended December 31, 2020, the Company had net cash outflows from financing activities of $827 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $680 million and dividend payments totaling $167 million, partially offset by proceeds from the exercise of stock options in the amount of $22 million, which is inclusive of $2 million received from a stock option exercise which occurred on December 31, 2019.
Cash Flows From Investing Activities
During the year ended December 31, 2021, the Company had net cash outflows from investing activities of $404 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including a $150 million payment to Capstone for the acquisition of the Cozamin PMPA, a $34 million payment to Aris Gold representing the first installment for the acquisition of the Marmato PMPA, a $30 million payment to Capstone representing the first installment for the acquisition of the Santo Domingo PMPA, a $300 million payment to New Gold for the acquisition of the Blackwater Gold PMPA, a $4 million payment to Hudbay representing an additional payment for the Constancia PMPA related to the Pampacancha deposit and a $3 million payment to Alexco for the acquisition of the Brewery Creek Royalty; (ii) payments totaling $7 million for the acquisition of long-term equity investments; partially offset by (iii) $130 million received as proceeds on the disposal of long-term equity investments. During the year ended December 31, 2020, the Company had net cash inflows from investing activities of $150 million, which was primarily the result of $163 million received as proceeds on disposal of long-term equity investments, partially offset by payments totaling $11 million for the acquisition of long-term equity investments (see page 12 of this MD&A for more information).

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [30]

Conclusion
In the opinion of management, the $226 million of cash and cash equivalents as at December 31, 2021, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 32 and 33 of this MD&A, in addition to known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [31]

Contractual Obligations and Contingencies
1
Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce
cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased										Per Unit of Measurement Cash Payment 1										Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Platinum		Gold		Silver		Palladium		Cobalt		Platinum

Peñasquito	0%		25%		0%		0%		0%		n/a		$4.36		n/a		n/a		n/a		Life of Mine	24-Jul-07

Constancia	50%		100%		0%		0%		0%		$412	2	$6.08	2	n/a		n/a		n/a		Life of Mine	8-Aug-12

Salobo	75%		0%		0%		0%		0%		$416		n/a		n/a		n/a		n/a		Life of Mine	28-Feb-13

Sudbury	70%		0%		0%		0%		0%		$400		n/a		n/a		n/a		n/a		20 years	28-Feb-13

Antamina	0%		33.75%		0%		0%		0%		n/a		20%		n/a		n/a		n/a		Life of Mine	3-Nov-15

San Dimas	variable	3	0%	3	0%		0%		0%		$618		n/a		n/a		n/a		n/a		Life of Mine	10-May-18

Stillwater	100%		0%		4.5%	4	0%		0%		18%	5	n/a		18%	5	n/a		n/a		Life of Mine	16-Jul-18

Voisey’s Bay	0%		0%		0%		42.4%	6	0%		n/a		n/a		n/a		18%	7	n/a		Life of Mine	11-Jun-18

Marathon	100%	8	0%		0%		0%		22%	8	18%	5	n/a		n/a		n/a		18%	5	Life of Mine	26-Jan-22

Other

Los Filos	0%		100%		0%		0%		0%		n/a		$4.53		n/a		n/a		n/a		25 years	15-Oct-04

Zinkgruvan	0%		100%		0%		0%		0%		n/a		$4.53		n/a		n/a		n/a		Life of Mine	8-Dec-04

Yauliyacu	0%		100%	9	0%		0%		0%		n/a		$8.98	10	n/a		n/a		n/a		Life of Mine	23-Mar-06

Stratoni	0%		100%		0%		0%		0%		n/a		$11.54		n/a		n/a		n/a		Life of Mine	23-Apr-07

Neves-Corvo	0%		100%		0%		0%		0%		n/a		$4.38		n/a		n/a		n/a		50 years	5-Jun-07

Aljustrel	0%		100%	11	0%		0%		0%		n/a		50%		n/a		n/a		n/a		50 years	5-Jun-07

Minto	100% 12		100%		0%		0%		0%		65%	13	$4.35		n/a		n/a		n/a		Life of Mine	20-Nov-08

Keno Hill	0%		25%		0%		0%		0%		n/a		variable	14	n/a		n/a		n/a		Life of Mine	2-Oct-08

Pascua-Lama	0%		25%		0%		0%		0%		n/a		$3.90		n/a		n/a		n/a		Life of Mine	8-Sep-09

Rosemont	100%		100%		0%		0%		0%		$450		$3.90		n/a		n/a		n/a		Life of Mine	10-Feb-10

Loma de La Plata	0%		12.5%		0%		0%		0%		n/a		$4.00		n/a		n/a		n/a		Life of Mine	n/a 15

777	50%		100%		0%		0%		0%		$429	2	$6.32	2	n/a		n/a		n/a		Life of Mine	8-Aug-12

Marmato	6.5%	16	100%	16	0%		0%		0%		18%	17	18%	17	n/a		n/a		n/a		Life of Mine	5-Nov-20

Cozamin	0%		50%	18	0%		0%		0%		n/a		10%		n/a		n/a		n/a		Life of Mine	11-Dec-20

Santo Domingo	100%	19	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	24-Mar-21

Fenix	6%	20	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	15-Nov-21

Blackwater	8%	21	50%	21	0%		0%		0%		35%		18%	5	n/a		n/a		n/a		Life of Mine	13-Dec-21

Early Deposit

Toroparu	10%		50%		0%		0%		0%		$400		$3.90		n/a		n/a		n/a		Life of Mine	11-Nov-13

Cotabambas	25%	22	100%	22	0%		0%		0%		$450		$5.90		n/a		n/a		n/a		Life of Mine	21-Mar-16

Kutcho	100%		100%		0%		0%		0%		20%		20%		n/a		n/a		n/a		Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.48, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
10)
Should the market price of silver exceed $20 per ounce, in addition to the $8.98 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.98 per ounce of silver delivered.

11)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

1
Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [32]

13)
The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

14)
The price paid per ounce of silver delivered under the Keno Hill PMPA is between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

15)	Terms of the agreement not yet finalized.
16)
Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

17)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
18)	Once Wheaton has received 10 million ounces, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
19)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.
20)	Once the Company has received 90,000 ounces of gold, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.
21)	Once the Company has received 279,908 ounces of gold and 17.8 million ounces of silver, the attributable gold and silver production will be reduced to 4% and 33%.
22)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates

(in thousands)	2022	2023 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total

Payments for mineral stream interests

Rosemont 1	$-	$-	$-	$-	$-	$231,150	$231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Marmato	4,000	-	-	-	4,000	72,000	76,000

Santo Domingo	-	-	-	-	-	260,000	260,000

Salobo 2	-	646,000	-	-	646,000	-	646,000

Fenix Gold	25,000	-	-	-	25,000	25,000	50,000

Blackwater	-	-	-	-	-	141,000	141,000

Marathon	31,548	-	-	-	31,548	157,743	189,291

Payments for early deposit mineral stream interest

Toroparu 3	-	138,000	-	-	138,000	-	138,000

Cotabambas	1,500	1,000	-	-	2,500	126,000	128,500

Kutcho	-	-	-	-	-	58,000	58,000

Leases liabilities	905	1,835	314	-	3,054	-	3,054

Total contractual obligations	$62,953	$786,835	$314	$-	$850,102	$1,103,293	$1,953,395

1)	Includes contingent transaction costs of $1 million.
2)
As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million.

3)	The Company anticipates construction to begin in this period.
Rosemont
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the Rosemont PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.
On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of the Rosemont project. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision. As per Hudbay’s MD&A for the year ended December 31, 2020, final briefs were filed in November 2020 and the oral hearing was completed in early February 2021. As per Hudbay’s MD&A for the year ended December 31, 2021, Hudbay has indicated that they continue to await a decision from the Ninth Circuit.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [33]

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million was paid on February 28, 2022; and the remaining amount is payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.
Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.
Salobo
The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the second half of 2022 with a
15-month
ramp-up
period, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $892 million if throughput is expanded beyond 40 Mtpa by January 1, 2023. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) during 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.
Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay total cash consideration of $50 million, of which $25 million is payable upon closing, subject to certain conditions. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.
Blackwater
Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions being satisfied.
Marathon
Subsequent to the year end, on January 26, 2022, the Company entered into the Marathon PMPA with Gen Mining in respect of the Marathon Project. Under the terms of the Marathon PMPA, the Company is committed to pay total upfront cash consideration of Cdn$240 million, Cdn$40 million of which will be paid prior to construction to be used for the development of the Marathon Project, with the remainder payable in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined
completion tests.
Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X, a subsidiary of GCM, an additional $138 million, payable on an installment basis to partially fund construction of the mine. GCM is to deliver certain feasibility documentation by December 31, 2022. Following the delivery of this documentation (or after December 31, 2022 if the feasibility documentation has not been delivered to Wheaton by such date) Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [34]

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $12 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $2 million to Panoro, spread over up to three years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Taxes - Canada Revenue Agency – 2013-2016 Taxation Years - Domestic Reassessments
1
The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production
basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $8 million. Subsequent to the year end, the CRA applied the same position to the 2016 taxation year, which is anticipated to result in an increase to the loss for tax purposes for that year which the Company expects to be able to carry back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.
Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.
Canadian Shareholder Class Action
During July 2015, the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”). By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of a proposed class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier. The certification and leave motions were jointly heard in October 2021. On January 5, 2022 the Ontario Superior Court of Justice issued its decision dismissing the plaintiff’s certification and leave motions in their entirety. The Court accepted the Company’s submissions that the plaintiff had failed to establish that there was a reasonable possibility that the Claim would be resolved at trial in her favour. The Court also dismissed the plaintiff’s request to certify the common law claims. No appeal was filed within the required time period and as such the decision of the Court is the final resolution of the Claim.

1
The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Domestic Reassessments are based on the expectation that the Company will be successful in challenging the Domestic Reassessments. Statements in respect of the Domestic Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

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Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
Under the terms of the 2018 settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.
It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.
From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.
General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.
Share Capital
During the year ended December 31, 2021, the Company received cash proceeds of $8 million from the exercise of 398,880 share purchase options at a weighted average exercise price of Cdn$24.96 per option. During the year ended December 31, 2020, the Company received cash proceeds of $19 million from the exercise of 1,056,363 share purchase options at a weird average exercise price of Cdn$25.70 per option.
During the year ended December 31, 2021, the Company released 116,880 RSUs, as compared to 128,405 RSUs during the comparable period of the previous year.
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended December 31, 2021, there were 254,600 common shares issued under the DRIP (twelve months - 889,798). During the three months ended December 31, 2020, there were 171,918 common shares issued under the DRIP (twelve months - 502,193).
As of March 10, 2022, there were 450,863,952 outstanding common shares, 1,705,497 share purchase options, 350,058 restricted share units and 10,000,000 share purchase warrants.
At the Market Equity Program
The Company has established an
at-the-market
equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) in ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.
The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020, as amended.
Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2021, the Company has not issued any shares under the ATM program.

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Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 12 of this MD&A) in addition to the Kutcho Convertible Note (see page 13 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at December 31, 2021 and December 31, 2020.
Risks and Uncertainties
The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.wheatonpm.com, and on SEDAR, www.sedar.com, or is available upon request from the Company. The “Mining Operations” consist of all of the mineral stream interests currently owned by the Company.
Commodity Prices and Markets: Changes in the market price of commodities that the Company purchases under the PMPAs and in the commodities markets will affect the Company’s profitability
The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.
The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its of revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company’s revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.
In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings, which could have a material adverse effect on the Company.
Precious metals and cobalt are
by-product
metals at all of the Mining Operations, other than silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project, Marmato mine, Fenix project, Blackwater Project and Goose Project, and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.
Risks Relating to the Mining Operations
To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company’s Annual Information Form.
No Control Over Mining Operations: The Company has no direct involvement in the operation of the Mining Operations and as a result the activities of third-party operators at these Mining Operations could negatively affect the cash flows generated by the Company
The Company has agreed to purchase a certain percentage of the gold, silver, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions

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about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations.
The ability for the operators of the Mining Operations to act in their sole discretion could therefore have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.
Taxes: New or changed tax legislation, or changes to the interpretation of existing tax legislation or jurisprudence, could impact the profitability of the Company
A significant portion of the Company’s operating profit is derived from its subsidiaries, including Wheaton Precious Metals International Ltd. which is incorporated and operates in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.
The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. For example, on December 20, 2021, the Organisation for Economic
Co-operation
and Development issued model rules for the proposed implementation by individual countries in 2023 of a 15% global minimum tax on large multinational companies, such as the Company. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.
Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.
It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.
Counterparty Credit and Liquidity: The inability of the Company’s counterparties to perform their obligations under agreements with the Company or the inability of the Company to meet operating expenditure requirements could adversely impact the Company’s cash flows
The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; and (vi) through the Company’s lenders. The Company is also exposed to liquidity risks in

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meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could be adversely affected.
In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident as discussed on page 40 of this MD&A or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows. In addition, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees provided to Wheaton.
In addition, parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent companies with which the Company has PMPAs do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely may have a material and adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.
San Dimas - Mexican Tax Dispute
In February 2016, Primero Mining Corp. (“Primero”) announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.
As disclosed by First Majestic in their MD&A for the period ended September 30, 2021, during 2019, as part of the ongoing annual audits of PEM’s tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $242.2 million inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $134.1 million. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico. First Majestic also indicates that in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties, and to restrict access to funds totaling $31.2 million within its bank account, with these balances consisting of VAT refunds that PEM received which were previously withheld by the tax authority.
First Majestic has challenged SAT’s reassessments and dismissals through all domestic means available to them, including annulment suits before the Mexican Federal Tax Court on Administrative Matters (“Federal Court”). In September 2020, First Majestic was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine
the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i)	SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii)	SAT’s failure to request from PEM certain additional information before issuing the APA.
First Majestic states that they filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020 and that they currently await the decision of the Mexican Supreme Court of Justice two writs of certiorari filed.
On March 2, 2021, First Majestic announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes, on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement.
First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [39]

market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $223.1 million, before interest or penalties.
First Majestic has indicated in their MD&A for the period ended September 30, 2021 that while it continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.
Vale – Brumadinho Incident
On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). Vale reported in February 2021 that it has entered into a global settlement with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Brumadinho Incident. Vale reports that the Global Settlement has an economic value of Brazilian Real$37,689,767,329, contemplating socio-economic and socio-environmental reparation projects. While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident for Vale may have an impact on the Company’s business, financial condition and results of operations.
Mine Operator and Counterparty Concentration Risk: If mine operators or counterparties are unwilling or unable to fulfill their obligations to the Company, the Company’s cash flows could be adversely impacted
Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to both mine operator concentration risk and counterparty concentration risk, including as follows:
•
The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2021 were 32% of the Company’s total revenue;

•
The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2021 were 18% of the Company’s total revenue; and

•
The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont. Total revenues relative to Newmont during the year ended December 31, 2021 were 17% of the Company’s total revenue.

Should any of these mine operators or counterparties become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators, counterparties or the Mining Operations, there could be a material adverse effect on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.
In particular, total revenues relative to PMPAs with Vale were 32% and 46% of the Company’s total revenue for the years ended December 31, 2021 and December 31, 2020, respectively; operating cash flows from the PMPAs with Vale represented approximately 34% and 50% of the Company’s operating cash flows for the years ended December 31, 2021 and December 31, 2020, respectively; and as at December 31, 2021, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 46% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals and cobalt resources represented approximately 18% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 17% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2022 and average five year forecasted gold equivalent production for 2022-2026 would be lowered by 36% and 35%, respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.
Vale – Xikrin Community
Vale has reported that associations representing the indigenous community of Xikrin do Cateté brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI), seeking the suspension of the environmental permitting process of Salobo mine. Vale has reported that the associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [40]

communities during the environmental permitting process and contends that Vale’s operations would be contaminating the water of the Itacaiunas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment of Brazilian Real$2 million for each association until the defendants conclude the studies. Vale reports that applicable law provides for mandatory consultation with the indigenous communities located within ten kilometers of the mine, and these indigenous communities are located more than 22 kilometers away from the mine. Vale noted that in October 2017 the court denied plaintiffs’ request for an injunction suspending the Salobo mine and that in February 2019, Vale, IBAMA, and the environmental agency Instituto Chico Mendes de Conservacao da Biodiversidade filed a joint answer in court, rebutting the plaintiff’s claims, and reaffirming the legality of the environmental permitting process of Salobo mine and the fulfillment of all conditions imposed by relevant authorities. Vale noted that in March 2019, the Federal Prosecution Office presented an opinion for the suspension of the activities in the Salobo mine. A decision by the federal court is pending. In July 2019, the Judge of the Federal Court of Maraba partially granted an injunction requested by the Indigenous Associations, ordering Vale and Salobo to prepare the indigenous component study of the Salobo Mine project, and rejected all other requests filed by the plaintiff, including project shutdown and monthly fund payments. In December 2019, in accordance with the procedure established in the legislation for the preparation of indigenous component studies, Vale presented the curriculum of the professionals who will prepare such study, as well as the work plan for the acknowledgement and approval by FUNAI. A response from FUNAI is pending. Vale announced that the decision held by the Federal Court of Maraba does not affect its operations at the Salobo mine. Vale appealed this decision and announced that it would continue to vigorously contest the action. However, if as a result of these proceedings it is determined that the activities at the Salobo mine should be suspended then the ability of the Company to receive gold under the terms of the Salobo PMPA would be materially impacted which in turn could have a material impact on the Company’s financial conditions, results of operations and cash flows.
See also “
Risks Relating to the Company – Security Over Underlying Assets
” and “
Risks Relating to the Company – Mine Operator Concentration Risk
”, “
Risks Relating to the Company – Indebtedness and Guarantees Risk
”, “
Risks Relating to the Mining Operations – International Operations
”, “
Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks
”
and
“
Risks Relating to the Mining Operations – Land Title and Indigenous Peoples
”
in the Company’s Annual Information Form.
Impact of Epidemics: The COVID-19 pandemic and similar public health emergencies may significantly adversely impact Mining Operations and the Company
All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases through the Mining Operations, including the novel COVID-19 virus pandemic. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease, such as the emergency measures imposed by governments of many countries in response to the COVID-19 virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of Mining Operations to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions (including but not limited to, changes in taxation or policies, or delays in permitting or approvals), decreased demand or the inability to sell precious metals or cobalt or declines in the price of precious metals and cobalt, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Given the global nature of Mining Operations, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both global outbreaks, such as the COVID-19 virus pandemic, as well as regional and local outbreaks can have a significant impact on Wheaton’s PMPAs and the related Mining Operations. Wheaton may not be able to accurately predict which Mining Operations will be subject to infectious disease risks or the quantum of such risks. In addition, Wheaton’s own operations are exposed to infectious disease risks noted above and as such Wheaton’s operations may be adversely affected by such infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly or due to a counterparty (i) being unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise defaulting in its obligations under that PMPA; (iii) ceasing operations at one or more mines that are the subject of that PMPA; or (iv) becoming insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.
As at the date of this MD&A, all of the Company’s partners’ operations are currently running, though we are closely monitoring and regularly assessing the impact of the COVID-19 virus pandemic on the Mining Operations and our own operations. However, this pandemic is evolving rapidly and its effects on the Mining Operations and our own operations are uncertain. It is possible that in the future operations at the Mining Operations may be temporarily shut down or suspended for indeterminate amounts of time, any of which may, individually or in the aggregate, have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows. In addition, the impact of the COVID-19 virus pandemic on economies and the prospects of economic growth globally

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [41]

may lead to decreased demands for commodities, including precious metals or cobalt, which may have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows.
There can be no assurance that our partners’ operations that are operational as of the date of this MD&A will continue to remain operational for the duration of the COVID-19 virus pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to the COVID-19 virus pandemic response measures, absenteeism and otherwise as a result of the pandemic and any of these impacts may be material with respect to those operations, as well as our business and financial results.
To the extent that the COVID-19 virus pandemic adversely affects the Company’ business and financial results, it may also have the effect of heightening many of the other risks described in this MD&A and in the “Risk Factors” section of the Company’s Annual Information Form, including, but not limited to, risks relating to the Company such as risks related to commodity prices and markets, commodity price fluctuations, equity price risk associated with the Company’s equity investments, credit and liquidity of counterparties to our PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.
Indebtedness and Guarantees: If the Company and its subsidiaries are unable to meet debt repayment obligations or covenants, the Company’s business and operations could be adversely impacted
As of December 31, 2021, the Company had no debt outstanding under the Revolving Facility. Any future draws on the Revolving Facility will require the Company to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of precious metals and/or cobalt under the terms of the relevant PMPA agreements). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.
The terms of the Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, due to factors beyond its control (for example, due to an event of force majeure or other disruption at operations, the Company does not receive sufficient precious metals or cobalt from its counterparties in accordance with the terms of the PMPAs), the Company may fail to comply with these covenants, including a failure to meet the financial tests or ratios, and any subsequent failure by the Company’s subsidiaries to comply with guarantee obligations, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.
In addition, each subsidiary of the Company has guaranteed the obligations of the Company under the Revolving Facility. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton’s subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.
Hedging: The Company’s hedging policy may not reduce the risks associated with foreign exchange, interest rate or commodity fluctuations, which could adversely impact the Company’s cash flows
The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.
Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the

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risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.
There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.
Competition: The competition for PMPAs and similar transactions could adversely impact the Company’s ability to acquire desirable PMPAs
The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. As a result, existing or future competition for PMPAs and similar transactions could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future. In addition, competition from companies with substantial resources could impact the Company’s ability to acquire PMPAs and similar transactions at acceptable valuations, which could adversely impact the Company’s cash flows, results of operations and financial condition.
Litigation Claims and Proceedings: Litigation against the Company may result in the diversion of management and resources and substantial costs to the Company, impacting the Company’s financial position
The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company was previously the subject of litigation in securities class action complaints in the United States and Canada (see “Canadian Shareholder Class Action” on page 35 of this MD&A).
Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.
Security Over Underlying Assets: The Company’s security interests in its PMPAs may not be enforceable which may have a material adverse effect on the Company
There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to consider enforcing its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.
In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.
Acquisition Strategy: The Company’s acquisition strategy for PMPAs may not be successful, which may have a material adverse effect on the Company
As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.
In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.
In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [43]

policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs and could have a negative impact on the Company’s financial position.
The Company may consider opportunities to restructure PMPAs where it believes such a restructuring may provide a long-term benefit to the Company, even if such restructuring may reduce near-term revenues or result in the Company incurring transaction related costs. The Company may enter into one or more acquisitions, restructurings or other streaming transactions at any time.
Market Price of the Common Shares: The trading price of the Common Shares fluctuates and is often unrelated to the operating performance of the Company
The Common Shares are listed and posted for trading on the TSX, NYSE and on the LSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2021, the trading price of the Common Shares has fluctuated as follows:

Exchange	Low	High
TSX	C$44.09	C$59.85
NYSE	$34.85	$49.10
LSE	22.89 GBP	36.21 GBP
The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including any future offerings of the Common Shares pursuant to the ATM Program, any offering or otherwise, and other factors set out in the Company’s Annual Information Form and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”
In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.
It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company was previously the subject of litigation in securities class action complaints in the United States and Canada (see “Canadian Shareholder Class Action” on page 35 of this MD&A).
Multiple Listings: Multiple Listings of the Common Shares on the LSE, the TSX and the NYSE may lead to an inefficient market for the Common Shares
Multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges. The Common Shares are quoted on the TSX, the NYSE and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, and in US Dollars on the NYSE. The Common Shares are quoted and traded in pence sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.
Trading: The Common Shares may be suspended from trading which will limit shareholders ability to dispose of Common Shares
Each of the TSX, NYSE and LSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the LSE, the TSX or the NYSE (as the case may be).
TSX: The objective of the TSX’s policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [44]

will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.
NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that Wheaton or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day
period, and a minimum average global market capitalization over a consecutive 30 trading-day
period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the United States Securities and Exchange Commission. The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE’s quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up
procedures.
LSE: The FCA may suspend the Common Shares from trading on the LSE from time to time if it determines that the smooth operation of the market is or may be temporarily jeopardized or it is necessary to protect investors.
ATM Program: The Company may not raise the anticipated proceeds from the ATM Program and may not use any proceeds effectively
There is no certainty that gross proceeds of $300 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the ATM Common Shares are sold) will be raised pursuant to the ATM Program. The ATM Program agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the ATM Common Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the ATM Program agents are not obligated to purchase any ATM Common Shares that are not sold. As a result of the ATM Program being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.
Management of the Company will have broad discretion in the application of the net proceeds from the ATM Program and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the ATM Program in a manner that does not produce income or that loses value.
Long-Term Equity Investments: The Company’s long-term equity investments are exposed to equity price risk as well as the risks in each investee Company, and the Company may lose the value of such investments
The Company is exposed to equity price risk as a result of holding long-term equity investments in other companies including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments.
Interest Rates: Fluctuations in interest rates applicable to the Company could have a material adverse effect on the Company’s results of operations and cash flows
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2021, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 1.17% (2020 - 2.03%).

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During the years ended December 31, 2021 and December 31, 2020, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $0.2 million and $6 million, respectively. Depending upon the amount of the Company’s outstanding borrowings, fluctuations in the interest rates applicable to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
Dividend Policy: The Company’s ability to pay dividends is dependent on the Company’s financial condition
The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.
Key Personnel: The Company may experience difficulty in recruiting and retaining qualified personnel
The Company and its subsidiaries have an aggregate of 44 employees and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees, including executives, may adversely affect its business and future operations.
Activist Shareholders: Campaigns by activist shareholders could adversely impact the Company’s business and operations
Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board of Directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board of Directors, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.
Climate Change: The Company’s operations may be adversely affected by climate change factors, including extreme weather
Wheaton’s own operations are exposed to acute and chronic climate-related risks as a result of geographical location. Wheaton has sought to reduce its environmental footprint and located its operations in appropriate facilities, however Wheaton’s operations may be adversely affected by climate change factors, including extreme weather. In addition, the Company’s Mining Operations are subject to climate change risk factors, as more fully described in the Company’s Annual Information Form.
Reputation Damage: Reputational loss could have a material adverse effect on the Company’s business and operations
Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the Company’s financial performance, financial condition, cash flows, growth prospects and the trading price of the Company’s securities.
Industry Analysts: The Company’s trading price and volume may be negatively impacted by the views expressed by industry analysts
Both the market price and trading price of the Common Shares may depend on the opinions of the securities analysts who monitor the operations of the Company and publish research reports on the Company’s future performance. The Company does not have control over such analysts, who may downgrade their recommended prices for the Common Shares at any time, issue opinion which are not in line with the Board of Director’s view or not even cover the Company in their publications and reports. Such actions by analysts could have an adverse impact on the trading price and volume of the Common Shares.
Defects and Impairments: A defect or impairment in a PMPA may defeat or impair the claim of the Company which may have a material adverse effect on the Company
A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [46]

management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.
Information Systems and Cyber Security: Compromises or breaches of the Company’s data or information systems could result in material losses to the Company
Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving information systems and cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.
Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems, applications and software, as well as pre-emptive
expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital and remediation expenditures. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data / information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.
Any future significant compromise or breach of the Company’s data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, unauthorized transactions, inappropriate disclosures, and damage to the Company’s reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Critical Accounting Estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company’s consolidated financial statements describes all of the significant accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.
Mineral Stream Interests
Attributable Reserve, Resource and Exploration Potential Estimates
Mineral stream interests are significant assets of the Company, with a carrying value of $5.9 billion at December 31, 2021. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [47]

continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.
Depletion
As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.
Impairment of Assets
As more fully described in the Impairment of Mineral Stream Interests section on page 26 of this MD&A, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.
At December 31, 2021, indicators of impairment reversal were identified relative to the Voisey’s Bay PMPA, primarily as a result of significant and sustained increases in the market prices of cobalt over the year ended December 31, 2021 compared to market prices of cobalt at the time the original impairment was recorded. Management estimated that the recoverable amount at December 31, 2021 of the Voisey’s Bay PMPA exceeded the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.
The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates
the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate
the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the resource and reserve levels and operational developments at the counterparties for indications of impairment and impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.
Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.
The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses
its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.
The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.

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The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.
New Accounting Standards Effective in 2021
The Company considers that there are no new standards, interpretations and amendments effective in 2021 that impacted the Company’s significant accounting policies.
Future Changes to Accounting Policies
The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:
Amendment to IAS 16 - Property, Plant and Equipment
The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in the Statement of Earnings. This amendment is in effect January 1, 2022 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:

•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use
assets and lease liabilities; and

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.
Amendment to IAS
1-
Presentation of Financial statements
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current
even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board of Directors has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [49]

Non-IFRS
Measures
Wheaton has included, throughout this document, certain
non-IFRS
performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis, with the Company receiving its first deliveries of cobalt from Voisey’s Bay during the first quarter of 2021; and (iv) cash operating margin. The Company has removed the non-IFRS
measure associated with net debt as Wheaton fully repaid its debt during the first quarter of 2021.
These
non-IFRS
measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS
measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash
impairment charges,
non-cash
fair value (gains) losses and other
one-time
(income) expenses as well as the reversal of
non-cash
income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2021	2020	2021	2020

Net earnings	$291,822	$157,221	$754,885	$507,804

Add back (deduct):

Impairment reversal	(156,717)	-	(156,717)	-

(Gain) loss on fair value adjustment of share purchase warrants held	(290)	(1,182)	2,101	(338)

(Gain) loss on fair value adjustment of convertible notes receivable	(1,597)	(517)	(5,733)	(1,899)

Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	974	911	1,811	(820)

Income tax expense (recovery) recognized in the Statement of OCI	(325)	(7,011)	(2,314)	(1,866)

Other	(1,635)	19	(1,954)	454

Adjusted net earnings	$132,232	$149,441	$592,079	$503,335

Divided by:

Basic weighted average number of shares outstanding	450,614	449,320	450,138	448,694

Diluted weighted average number of shares outstanding	451,570	450,980	451,170	450,070

Equals:

Adjusted earnings per share - basic	$0.293	$0.333	$1.315	$1.122

Adjusted earnings per share - diluted	$0.293	$0.331	$1.312	$1.118

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [50]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2021	2020	2021	2020

Cash generated by operating activities	$195,290	$207,962	$845,145	$765,442

Divided by:

Basic weighted average number of shares outstanding	450,614	449,320	450,138	448,694

Diluted weighted average number of shares outstanding	451,570	450,980	451,170	450,070

Equals:

Operating cash flow per share - basic	$0.433	$0.463	$1.878	$1.706

Operating cash flow per share - diluted	$0.432	$0.461	$1.873	$1.701

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [51]

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31			Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2021		2020	2021		2020

Cost of sales	$127,525		$124,310	$542,740		$510,652

Less: depletion	(59,335)		(59,785)	(254,793)		(243,889)

Cash cost of sales	$68,190		$64,525	$287,947		$266,763

Cash cost of sales is comprised of:

Total cash cost of gold sold	$37,550		$37,355	$143,272		$157,429

Total cash cost of silver sold	27,993		25,228	132,151		101,529

Total cash cost of palladium sold	1,580		1,942	8,384		7,805

Total cash cost of cobalt sold	1,067		-	4,140		-

Total cash cost of sales	$68,190		$64,525	$287,947		$266,763

Divided by:

Total gold ounces sold	79,622		86,243	312,465		369,553

Total silver ounces sold	5,116		4,576	22,860		19,232

Total palladium ounces sold	4,641		4,591	19,344		20,051

Total cobalt pounds sold	228		-	886		-

Equals:

Average cash cost of gold (per ounce)	$472		$433	$459		$426

Average cash cost of silver (per ounce)	$5.47		$5.51	$5.78		$5.28

Average cash cost of palladium (per ounce)	$340		$423	$433		$389

Average cash cost of cobalt (per pound)	$4.68	$	n.a.	$4.67	$	n.a.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [52]

iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31			Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2021	2020		2021	2020

Total sales:

Gold	$143,187		$162,299	$561,920		$652,827

Silver	$119,504		$113,131	$573,429		$399,625

Palladium	$8,902		$10,782	$45,834		$43,772

Cobalt	$6,604		$-	$20,482		$-

Divided by:

Total gold ounces sold	79,622		86,243	312,465		369,553

Total silver ounces sold	5,116		4,576	22,860		19,232

Total palladium ounces sold	4,641		4,591	19,344		20,051

Total cobalt pounds sold	228		-	886		-

Equals:

Average realized price of gold (per ounce)	$1,798		$1,882	$1,798		$1,767

Average realized price of silver (per ounce)	$23.36		$24.72	$25.08		$20.78

Average realized price of palladium (per ounce)	$1,918		$2,348	$2,369		$2,183

Average realized price of cobalt (per pound)	$28.94	$	n.a.	$23.11	$	n.a.

Less:

Average cash cost of gold 1 (per ounce)	$(472)		$(433)	$(459)		$(426)

Average cash cost of silver 1 (per ounce)	$(5.47)		$(5.51)	$(5.78)		$(5.28)

Average cash cost of palladium 1 (per ounce)	$(340)		$(423)	$(433)		$(389)

Average cash cost of cobalt 1 (per pound)	$(4.68)	$	n.a.	$(4.67)	$	n.a.

Equals:

Cash operating margin per gold ounce sold	$1,326		$1,449	$1,339		$1,341

As a percentage of realized price of gold	74%		77%	74%		76%

Cash operating margin per silver ounce sold	$17.89		$19.21	$19.30		$15.50

As a percentage of realized price of silver	77%		78%	77%		75%

Cash operating margin per palladium ounce sold	$1,578		$1,925	$1,936		$1,794

As a percentage of realized price of palladium	82%		82%	82%		82%

Cash operating margin per cobalt pound sold	$24.26	$	n.a.	$18.44	$	n.a.

As a percentage of realized price of cobalt	84%		n.a.	80%		n.a.

1)	Refer to discussion on non-IFRS measure (iii) on page 52 of this MD&A.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [53]

Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2022 equal to the dividend per common share declared in the prior quarter. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.
On March 10, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on March 24, 2022 and is expected to be distributed on or about April 7, 2022. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.
Controls and Procedures
Disclosure Controls and Procedures
Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2021. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of December 31, 2021.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in
Internal Control – Integrated Framework (2013)
, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2021.
There have been no changes in the Company’s internal control over financial reporting during the three months ended December 31, 2021 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Note that as a result of certain operating restrictions resulting from the
COVID-19
pandemic, all employees of the Company are permitted to work remotely on a part-time basis. Management has reviewed its key controls to ensure that they continued to operate effectively.
Limitation of Controls and Procedures
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [54]

future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Attributable Reserves and Resources
The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2021, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [55]

Mineral Reserves Attributable to Wheaton Precious Metals
(1,2,3,8,32)

		December 31, 2021 (6)										December 31, 2020
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs

Gold

Salobo (10)	75%	173.3	0.40	2.23	676.9	0.34	7.38	850.1	0.35	9.60	76%	867.8	0.31	8.59

Stillwater (13)	100%	8.2	0.41	0.11	60.1	0.33	0.63	68.3	0.34	0.74	69%	58.2	0.39	0.73

Constancia	50%	234.5	0.06	0.48	31.8	0.08	0.08	266.3	0.07	0.56	61%	266.3	0.07	0.56

Sudbury (11)	70%	11.4	0.46	0.17	11.4	0.45	0.17	22.8	0.45	0.33	75%	23.8	0.45	0.34

San Dimas (14)	25%	0.5	4.52	0.07	0.5	3.09	0.05	1.0	3.77	0.12	95%	1.0	3.77	0.12

Marmato (11,15)	6.5%	0.1	5.14	0.01	1.2	3.11	0.12	1.3	3.19	0.13	90%	1.3	3.19	0.13

777	50%	0.6	2.23	0.040	0.2	1.86	0.01	0.8	2.13	0.05	58%	0.8	2.13	0.05

Minto	100%	-	-	-	-	-	-	-	-	-	75%	2.4	0.60	0.05

Blackwater (11,28)	8%	19.3	0.74	0.46	0.5	0.80	0.01	19.8	0.74	0.47	91%	-	-	-

Toroparu (12,16)	10%	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%	12.7	1.00	0.41

Santo Domingo (11,26)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51

Marathon (11,29)	100%	85.1	0.07	0.191	32.6	0.06	0.06	117.7	0.07	0.26	71%	-	-	-

Curipamba (11,30)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	-	-	-

Goose (11,31)	4.15%	0.3	5.54	0.06	0.4	6.29	0.09	0.8	5.97	0.14	93%	-	-	-

Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	10.4	0.37	0.12

Fenix (11,27)	6%	3.1	0.51	0.05	3.8	0.47	0.06	6.9	0.49	0.11	75%	-	-	-

Metates Royalty (17)	0.5%	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%	5.5	0.52	0.09

Total Gold				4.39			9.62			14.01				11.71

Silver

Peñasquito (10)	25%	28.8	38.3	35.4	61.8	31.8	63.1	90.5	33.8	98.5	85%	97.0	34.1	106.4

Constancia	100%	468.9	3.0	45.1	63.6	3.4	7.0	532.5	3.0	52.0	70%	532.5	3.0	52.0

Antamina (11,18)	33.75%

Copper		44.9	7.1	10.2	27.6	8.4	7.5	72.5	7.6	17.7	71%	78.6	7.2	18.3

Copper-Zinc		17.9	13.1	7.5	23.0	14.6	10.8	40.9	14.0	18.4	71%	50.3	12.9	20.8

Zinkgruvan	100%

Zinc		3.1	80.0	7.8	7.2	88.0	20.4	10.3	85.6	28.3	83%	8.8	81.4	23.0

Copper		2.0	32.0	2.1	0.2	35.0	0.2	2.2	32.3	2.3	70%	3.1	30.3	3.0

Neves-Corvo	100%

Copper		4.4	34.0	4.8	20.7	30.8	20.5	25.1	31.4	25.3	24%	29.7	30.2	28.8

Zinc		3.8	69.0	8.4	21.0	62.0	41.8	24.8	63.1	50.2	30%	30.1	62.2	60.3

Yauliyacu (19)	100%	1.1	67.2	2.3	7.0	86.7	19.6	8.1	84.1	22.0	83%	8.2	97.4	25.6

Aljustrel (20)	100%	9.7	47.4	14.8	27.4	46.9	41.4	37.2	47.1	56.2	26%	37.2	47.1	56.2

San Dimas (14)	25%	0.5	367.8	5.6	0.5	295.5	5.0	1.0	329.7	10.6	94%	1.0	329.7	10.6

Cozamin (11,21)	50%

Copper		-	-	-	6.3	44.4	9.0	6.3	44.4	9.0	86%	6.3	44.4	9.0

Zinc		-	-	-	0.7	44.3	1.1	0.7	44.3	1.1	86%	0.7	44.3	1.1

Keno Hill	25%

Underground		-	-	-	0.4	804.3	9.3	0.4	804.3	9.3	96%	0.3	804.5	7.6

Los Filos	100%	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%	104.2	8.5	28.5

Marmato (11,15)	100%	0.8	22.1	0.6	18.9	6.2	3.8	19.7	6.9	4.4	34%	19.7	6.9	4.4

777	100%	1.1	31.4	1.1	0.4	30.0	0.4	1.5	31.0	1.5	45%	1.5	31.0	1.5

Minto	100%	-	-	-	-	-	-	-	-	-	45%	2.4	5.6	0.4

Stratoni	100%	-	-	-	-	-	-	-	-	-	45%	0.6	148.0	2.7

Rosemont (22)	100%	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%	516.6	4.6	76.7

Blackwater (11,28)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	-	-	-

Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	9.9	34.6	11.0

Curipamba (11,30)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	-	-	-

Metates Royalty (17)	0.5%	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%	5.5	14.2	2.5

Total Silver				254.4			313.5			567.9				550.3

Palladium

Stillwater (13)	4.5%	0.2	12.0	0.09	1.8	9.4	0.53	2.0	9.7	0.63	90%	1.8	11.2	0.64

Total Palladium				0.09			0.53			0.63				0.64

Platinum

Marathon (11,29)	22%	18.7	0.2	0.13	7.2	0.2	0.04	25.9	0.2	0.17	84%	-	-	-

Total Platinum				0.13			0.04			0.17				-

Cobalt

Voisey’s Bay (11,23)	42.4%	4.9	0.13	13.5	6.5	0.12	17.8	11.4	0.12	31.4	84%	12.1	0.12	31.7

Total Cobalt				13.5			17.8			31.4				31.7

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [56]

Mineral Resources Attributable to Wheaton Precious Metals
(1,2,3,4,5,9,32)

		December 31, 2021 (6)

		Measured			Indicated			Measured & Indicated			Inferred

		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs

Gold

Salobo (10)	75%	22.7	0.17	0.12	329.6	0.25	2.65	352.3	0.24	2.77	201.7	0.29	1.88

Stillwater (13)	100%	15.1	0.40	0.19	19.9	0.39	0.25	35.0	0.39	0.44	113.6	0.34	1.24

Constancia	50%	68.3	0.06	0.12	62.2	0.05	0.10	130.5	0.05	0.22	28.4	0.09	0.08

Sudbury (11)	70%	0.9	0.30	0.01	6.0	0.63	0.12	6.9	0.59	0.13	2.0	0.54	0.03

San Dimas (14)	25%	-	-	-	-	-	-	-	-	-	1.4	3.63	0.16

Marmato (11,15)	6.5%	0.1	5.95	0.02	1.7	2.77	0.15	1.7	2.94	0.16	1.0	2.59	0.08

777	50%	0.1	2.31	0.004	0.05	1.61	0.002	0.1	2.01	0.01	-	-	-

Minto	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21

Blackwater (11,28)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01

Toroparu (12,16)	10%	3.5	2.33	0.26	2.3	2.33	0.17	5.8	2.33	0.43	1.4	2.74	0.12

Santo Domingo (11,26)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03

Marathon (11,29)	100%	19.4	0.08	0.05	66.6	0.06	0.13	86.0	0.07	0.18	22.7	0.05	0.04

Curipamba (11,30)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02

Goose (11,31)	4.15%	0.04	4.94	0.01	0.1	5.18	0.02	0.2	5.13	0.03	0.2	6.64	0.04

Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10

Fenix (11,27)	6%	2.9	0.34	0.03	9.3	0.33	0.10	12.3	0.33	0.13	4.8	0.32	0.05

Cotabambas (12,24)	25%	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22	151.3	0.17	0.84

Brewery Creek Royalty (25)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03

Metates Royalty (17)	0.5%	0.3	0.23	0.002	0.7	0.23	0.01	1.0	0.23	0.01	0.3	0.32	0.003

Total Gold				0.88			4.46			5.33			4.96

Silver

Peñasquito (10)	25%	7.9	25.7	6.5	44.2	26.4	37.4	52.0	26.3	43.9	22.5	28.0	20.2

Constancia	100%	136.6	2.3	10.3	124.3	2.2	8.8	260.9	2.3	19.1	56.7	2.9	5.3

Antamina (11,18)	33.75%

Copper		28.5	7.2	6.6	107.8	8.5	29.4	136.2	8.2	36.0	218.2	9.0	63.1

Copper-Zinc		12.2	20.7	8.1	50.5	18.1	29.4	62.7	18.6	37.5	100.5	15.5	50.1

Zinkgruvan	100%

Zinc		3.1	58.2	5.8	8.2	60.0	15.9	11.3	59.5	21.7	14.2	81.0	37.0

Copper		1.8	34.8	2.0	0.3	34.7	0.4	2.1	34.8	2.3	0.2	27.0	0.2

Neves-Corvo	100%

Copper		4.8	51.3	7.9	31.2	50.7	50.9	36.0	50.8	58.8	12.7	34.0	13.9

Zinc		7.0	62.6	14.0	37.7	58.8	71.2	44.6	59.4	85.3	4.1	64.0	8.4

Yauliyacu (19)	100%	5.6	119.7	21.6	7.5	131.2	31.7	13.1	126.3	53.3	12.9	259.9	107.6

San Dimas (14)	25%	-	-	-	-	-	-	-	-	-	1.4	340.7	15.1

Aljustrel (20)	100%	4.3	67.3	9.3	3.9	58.9	7.4	8.2	63.3	16.7	15.7	46.2	23.3

Cozamin (11,21)	50%

Copper		0.2	53.3	0.3	4.5	36.9	5.3	4.7	37.5	5.6	2.0	40.9	2.6

Zinc		-	-	-	2.2	31.2	2.3	2.2	31.2	2.3	2.6	37.5	3.2

Keno Hill	25%

Underground		-	-	-	0.8	490.0	12.1	0.8	490.0	12.1	0.5	494.0	8.2

Elsa Tailings		-	-	-	0.6	119.0	2.4	0.6	119.0	2.4	-	-	-

Los Filos	100%	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2	98.2	6.1	19.4

Marmato (11,15)	100%	1.3	27.9	1.2	22.8	6.3	4.6	24.1	7.5	5.8	15.4	3.3	1.6

777	100%	0.1	39.0	0.2	0.1	30.7	0.1	0.2	35.5	0.2	-	-	-

Minto	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9

Stratoni	100%	-	-	-	1.4	153.0	6.6	1.4	153.0	6.6	1.7	162.2	8.9

Rosemont (22)	100%

Rosemont		112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6	68.7	1.7	3.7

Copper World		-	-	-	180.0	2.7	15.6	180.0	2.7	15.6	91.0	3.8	11.1

Blackwater (11,28)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3

Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3

Curipamba (11,30)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7

Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2

Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4

Toroparu (12,16)	50%	55.4	1.1	2.0	37.0	0.8	1.0	92.5	1.0	3.0	6.9	0.4	0.1

Cotabambas (12,24)	100%	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3	605.3	2.3	45.4

Metates Royalty (17)	0.5%	0.3	6.2	0.1	0.7	6.2	0.1	1.0	6.2	0.2	0.3	9.0	0.1
Total Silver				150.1			616.5			766.6			464.0

Palladium

Stillwater (13)	4.5%	0.15	11.2	0.05	0.2	10.7	0.07	0.4	10.9	0.12	1.1	9.5	0.35
Total Palladium				0.05			0.07			0.12			0.35

Platinum

Marathon (11,29)	22.0%	4.39	0.2	0.03	15.0	0.1	0.07	19.4	0.2	0.10	5.1	0.1	0.02
Total Platinum				0.03			0.07			0.10			0.02

Cobalt

Voisey’s Bay (11,23)	42.4%	1.7	0.04	1.5	-	-	-	1.7	0.04	1.5	2.5	0.12	6.8
Total Cobalt				1.53			-			1.5			6.8

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [57]

Notes on Mineral Reserves & Mineral Resources:

1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument
43-101
– Standards for Disclosure for Mineral Projects (“NI
43-101”),
or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Keno Hill mines, Aljustrel mines, Santo Domingo project, Blackwater project, Kutcho project, Marathon project, Fenix project, Curipamba project, Goose project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2021 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2020, Moinho & St João mines as of August 2020 and the Estação project as of July 2018.

b.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

c.	Mineral Resources for the Brewery Creek project are reported as of January 18, 2022.

d.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

e.	Mineral Resources and Mineral Reserves for the Cozamin mine are reported as of October 31, 2020.

f.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

g.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of August 15, 2019.

h.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

i.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of January 1, 2021, Mineral Resources for the Lucky Queen, Flame & Moth and Onek mines as of January 3, 2017 and Bermingham mine as of November 30, 2021. Mineral Reserves are reported as of May 26, 2021.

j.	Mineral Resources for the Kutcho project are reported as of July 20, 2021 and Mineral Reserves are reported as of November 8, 2021.

k.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

l.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

m.	Mineral Resources for the Marathon project are reported as of June 30, 2020 and Mineral Reserves as of September 15, 2020.

n.	Mineral Resources Marmato mine are reported as of June 30, 2021 and Mineral Reserves as of March 17, 2020.

o.	Mineral Resources Metates royalty are reported as of May 18, 2021 and Mineral Reserves as of April 29, 2016.

p.	Mineral Resources for the Minto mine are reported as of March 31, 2021.

q.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2021.

r.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017 and Mineral Resources for Copper World as of December 1, 2021.

s.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

t.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2021.

u.	Mineral Resources for the Toroparu project are reported as of November 1, 2021 and Mineral Reserves are reported as of March 31, 2013.

7.
Process recoveries are the average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.5% zinc cut-off for the Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.

b.	Antamina mine – $6,000 per hour of mill operation cut-off assuming $3.03 per pound copper, $1.07 per pound zinc, $9.40 per pound molybdenum and $18.32 per ounce silver.

c.	Blackwater project – CAD $13.00 per tonne NSR cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

e.
Cozamin mine – NSR
cut-offs
of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51.12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

f.	Curipamba project – NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

g.	Fenix project – 0.24 grams per tonne gold cut-off assuming $1.250 per ounce gold.

h.	Goose project:

i.	Umwelt – 1.72 grams per tonne for open pit and 3.9 grams per tonne for underground.

ii.	Llama – 1.74 grams per tonne for open pit and 4.1 grams per tonne for underground.

iii.	Goose Main – 1.70 grams per tonne for open pit and 4.1 grams per tonne for underground.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [58]

iv.	Echo – 1.60 grams per tonne for open pit and 3.5 grams per tonne for underground.

i.	Keno Hill mines – $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

j.
Kutcho project – NSR
cut-offs
of C$38.40 per tonne for oxide ore and C$55.00 per tonne for sulfide for the open pit and C$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

k.	Los Filos mine – $1,200 per ounce gold and $4.39 per ounce silver.

l.
Marathon project – NSR
cut-offs
ranging from of CAD$18.00 per tonne to CAD$21.33 per tonne assuming $1,500 per ounce palladium, $900 per ounce platinum, $2.75 per pound copper, $1,300 per ounce gold and $16.00 per ounce silver.

m.
Marmato mine – 2.23 grams per tonne gold
cut-off
for the Upper Mine, 1.91 grams per tonne gold
cut-off
for the Transition Zone and 1.61 grams per tonne gold
cut-off
for the Lower Mine, all assuming $1,400 per ounce gold.

n.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

o.
Neves-Corvo mine – 1.41% copper
cut-off
for the copper Mineral Reserves and 5.4% zinc
cut-off
for the zinc Mineral Reserves, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

p.	Peñasquito mine – $1,200 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

q.	Rosemont project – $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

r.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,300 per ounce gold and $3.18 per pound copper.

s.	San Dimas mine – $1,700 per ounce gold and $17.50 per ounce silver.

t.	Santo Domingo project – variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.

u.	Stillwater mines – combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.

v.	Sudbury mines - $1,300 per ounce gold, $6.07 per pound nickel, $2.77 per pound copper, $1,225 per ounce platinum, $925 per ounce palladium and $20.41 per pound cobalt.

w.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

x.
Voisey’s Bay mines – C$25.00 per tonne NSR
cut-off
for Ovoid, Southeast Extension and Discovery Hill, C$170 per tonne for Eastern Deeps and C$225 per tonne for Reid Brook, all assuming $2.81 per pound copper, $6.35 per pound nickel and $20.41 per pound cobalt.

y.	Yauliyacu mine – $18.32 per ounce silver, $3.03 per pound copper, and $1.07 per pound zinc.

z.	Zinkgruvan mine – Full cost breakeven NSR cut-offs of between $72.65 and $92.33 per tonne, assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.

aa.	777 mine – $1,766.67 per ounce gold, $20.67 per ounce silver, $2.90 per pound copper and $1.04 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.5% zinc cut-off for Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.

b.	Antamina mine – $3.30 per pound copper, $1.18 per pound zinc, $11.11 per pound molybdenum and $25.14 per ounce silver.

c.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

e.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

f.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

g.	Cozamin mine – $50 per tonne NSR cut-off assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

h.
Curipamba project – NSR
cut-off
of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

i.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,500 per ounce gold.

j.	Goose project – 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

k.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen and Flame & Moth mines – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek mine – Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham mine – Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

l.
Kutcho project – 0.45% copper equivalent
cut-off
for the Main open pit and underground copper equivalent
cut-offs
of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

m.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

n.	Los Filos mine – $1,400 per ounce gold and $4.39 per ounce silver.

o.	Marathon project – NSR cut-off of CAD$13.00 per tonne assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [59]

p.	Marmato mine – 1.9 grams per tonne gold cut-off for the Upper Mine and 1.4 grams per tonne gold cut-off for the Lower Mine and Transition Zone, all assuming $1,600 per ounce gold.

q.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

r.	Minto mine – C$35.00 per tonne NSR cut-off for open pit and C$70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.

s.
Neves-Corvo mine – 1.0% copper
cut-off
for the copper Mineral Resource and 4.5% zinc
cut-off
for the zinc Mineral Resource, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

t.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

u.	Peñasquito mine - $1,400 per ounce gold, $23.00 per ounce silver, $1.10 per pound lead and $1.40 per pound zinc.

v.
Rosemont project – $5.70 per ton NSR
cut-off
assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum for Rosemont and 0.1% copper cut-off
assuming $3.45 per pound copper, $20.00 per ounce silver, $11.00 per pound molybdenum for Copper World.

w.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,300 per ounce gold and $3.18 per pound copper.

x.	San Dimas mine – $1,750 per ounce gold and $18.50 per ounce silver.

y.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

z.	Stillwater mines – combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.

aa.	Stratoni mine – $200 per tonne NSR cut-off assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

bb.	Sudbury mines - $1,300 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,225 per ounce platinum, $1,093 per ounce palladium and $20.41 per pound cobalt.

cc.	Toroparu project – 0.40 grams per tonne gold cut-off for open pit and 1.8 grams per tonne for underground assuming $1,630 per ounce gold.

dd.	Voisey’s Bay mines - C$225.00 per tonne cut-off for Reid Brook and C$25.00 per tonne for Discovery Hill, both assuming $2.81 per pound copper, $6.35 per pound nickel and $20.41 per pound cobalt.

ee.	Yauliyacu mine – $25.14 per ounce silver, $3.30 per pound copper, and $1.18 per pound zinc.

ff.
Zinkgruvan mine – Area dependent margin NSR
cut-offs
of between $47.56 and $59.05 per tonne for the zinc Mineral Reserve and $47.56 per tonne NSR cut-off
for the copper Mineral Reserve, both assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.

gg.	777 mine – $1,766.67 per ounce gold, $20.67 per ounce silver, $2.90 per pound copper and $1.04 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form dated February 23, 2022.

b.	Peñasquito – Newmont’s December 31, 2021 Resources and Reserves press release dated February 24, 2022 and

c.	Salobo – The Company has filed a technical report for the Salobo Mine, which is available on SEDAR at www.sedar.com
The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.
The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.
The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.
The Marmato PMPA provides that Aris Gold Corp will deliver 6.5% of the gold production until 190 thousand ounces are delivered and 3.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 6.5% / 3.25% basis for gold and 100% / 50% basis for silver.

16.
The Company’s PMPA with Gold X Mining Corp., a subsidiary of GCM Mining Corp., is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [60]

18.
The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a
50-year
term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.
The Yauliyacu mine PMPA provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

20.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

21.
The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

22.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material from Rosemont or the Leach material from Copper World.

23.
The Voisey’s Bay cobalt PMPA provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

24.
The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.
The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced, above which the NSR will increase to 2.75%. Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0M. Attributable resources have been calculated on the 2.0% / 2.75% basis.

26.
The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

27.
The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

28.
The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 279,908 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

29.
The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

30.
The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

31.
The Goose PMPA provides that Sabina will deliver gold equal to 4.15% of the gold production until 130 thousand ounces are delivered, then 2.15% until 200 thousand ounces are delivered and 1.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 4.15% / 2.15% / 1.5% basis.

32.
Precious metals and cobalt are
by-product
metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project and Blackwater project, silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [61]

Cautionary Note Regarding Forward-Looking Statements
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;
●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

●
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
●	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010;
●	possible audits for taxation years subsequent to 2015;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;
●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
●
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [62]

economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
●
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●	risks relating to the potential implementation of a 15% global minimum tax;
●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks relating to security over underlying assets;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	risks related to climate change;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	risks associated with environmental, social and governance matters;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks related to Wheaton’s acquisition strategy;
●	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks relating to activist shareholders;

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●	risks relating to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks relating to future sales or the issuance of equity securities; and
●
other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form
40-F
and Form
6-Ks,
all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
●
that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

●
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
●
that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

●
that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
●	such other assumptions and factors as set out in the Disclosure.
Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.
Cautionary Language Regarding Reserves And Resources
For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2020 and other continuous disclosure documents filed by Wheaton since January 1, 2021, available on SEDAR at www.sedar.com. Wheaton’s Mineral

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [64]

Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:
The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument
43-101
– Standards of Disclosure for Mineral Projects (“NI
43-101”)
and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI
43-101.
Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility
studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation
S-K.
Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI
43-101.
As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI
43-101.
However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI
43-101
would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form
40-F,
a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [65]

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Wheaton Precious Metals Corp. (“Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.
In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.
Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer
March 10, 2022

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [66]

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Wheaton Precious Metals Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2021 and December 31, 2020, the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Reversal of Impairment of Mineral Stream Interests: Voisey’s Bay – Refer to Notes 4.3 and 11 to the Financial Statements
Critical Audit Matter Description
The Company considers each precious metals purchase agreement (“PMPA”) to be a separate cash generating unit (“CGU”). At each reporting date, the Company reviews the carrying amounts of each PMPA to determine whether there is an indication that these assets might be impaired, or that previously recognized impairment losses may no longer exist or may have decreased. If any such indicators exist, the recoverable amount of the relevant CGU is estimated based on the higher of its fair value less costs of disposal and value in use, to determine the extent of the impairment loss or impairment loss reversal. An indicator of impairment loss reversal was identified for the Voisey’s Bay PMPA CGU and a subsequent impairment loss reversal was recorded.
While there are several inputs that are required to determine the recoverable amount for the Voisey’s Bay PMPA CGU, the estimates and assumptions with the highest degree of subjectivity and judgment uncertainty are future cobalt prices and discount rates. Auditing these estimates and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future cobalt prices and discount rates used in determining the recoverable amount of the Voisey’s Bay PMPA CGU included the following, among others:

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [67]

●	Evaluated the effectiveness of controls over management’s determination of the future cobalt prices and discount rates.
●	With the assistance of fair value specialists:
o	Evaluated the reasonableness of the forecasts of future cobalt prices by comparing management’s forecasts to third party forecasts.

o
Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developed a range of independent estimates for the discount rates and compared to the discount rates selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 10, 2022
We have served as the Company’s auditor since 2004.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [68]

Management’s Report on Internal Control Over Financial Reporting
Management of Wheaton Precious Metals Corp. (“Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton’s assets;

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton’s directors; and

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton’s assets that could have a material effect on Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Wheaton’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2021, Wheaton’s internal control over financial reporting was effective.
The effectiveness of Wheaton’s internal control over financial reporting, as of December 31, 2021, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2021, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer
March 10, 2022

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [69]

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Wheaton Precious Metals Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 10, 2022, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 10, 2022

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [70]

Consolidated Statements of Earnings

		Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	Note	2021	2020

Sales	6	$1,201,665	$1,096,224

Cost of sales

Cost of sales, excluding depletion		$287,947	$266,763

Depletion	10	254,793	243,889

Total cost of sales		$542,740	$510,652

Gross margin		$658,925	$585,572

General and administrative expenses	7	60,985	65,698

Reversal of impairment of mineral stream interests	11	(156,717)	-

Earnings from operations		$754,657	$519,874

Other (income) expense	8	(5,776)	(2,170)

Earnings before finance costs and income taxes		$760,433	$522,044

Finance costs	17.3	5,817	16,715

Earnings before income taxes		$754,616	$505,329

Income tax recovery	23	269	2,475

Net earnings		$754,885	$507,804

Basic earnings per share		$1.677	$1.132

Diluted earnings per share		$1.673	$1.128

Weighted average number of shares outstanding

Basic	21	450,138	448,694

Diluted	21	451,170	450,070
The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [7

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Consolidated Statements of Comprehensive Income

		Years Ended December 31

(US dollars in thousands)	Note	2021	2020

Net earnings		$754,885	$507,804

Other comprehensive income

Items that will not be reclassified to net earnings

(Loss) gain on LTIs¹	15	$(14,000)	$25,856

Income tax recovery (expense) related to LTIs¹	23	(2,314)	(1,866)

Total other comprehensive (loss) income		$(16,314)	$23,990

Total comprehensive income		$738,571	$531,794

1)	LTIs = long-term investments – common shares held.
The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [7

]

Consolidated Balance Sheets

		As at December 31	As at December 31
(US dollars in thousands)	Note	2021	2020

Assets

Current assets

Cash and cash equivalents	22	$226,045	$192,683

Accounts receivable	9	11,577	5,883

Other	24	12,102	3,265

Total current assets		$249,724	$201,831

Non-current assets

Mineral stream interests	10	$5,905,797	$5,488,391

Early deposit mineral stream interests	12	34,741	33,241

Mineral royalty interest	13	6,606	3,047

Long-term equity investments	15	61,477	199,878

Convertible notes receivable	14	17,086	11,353

Property, plant and equipment	16	5,509	6,289

Other	25	15,211	13,242

Total non-current assets		$6,046,427	$5,755,441

Total assets		$6,296,151	$5,957,272

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$13,935	$13,023

Current portion of performance share units	20.1	14,807	17,297

Current portion of lease liabilities	17.2	813	773

Other		136	76

Total current liabilities		$29,691	$31,169

Non-current liabilities

Bank debt	17.1	$-	$195,000

Lease liabilities	17.2	2,060	2,864

Deferred income taxes	23	100	214

Performance share units	20.1	11,498	11,784

Pension liability	27	2,685	1,670

Total non-current liabilities		$16,343	$211,532

Total liabilities		$46,034	$242,701

Shareholders’ equity

Issued capital	18	$3,698,998	$3,646,291

Reserves	19	47,036	126,882

Retained earnings		2,504,083	1,941,398

Total shareholders’ equity		$6,250,117	$5,714,571

Total liabilities and shareholders’ equity		$6,296,151	$5,957,272

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director
The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [7

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Consolidated Statements of Cash Flows

		Years Ended December 31

(US dollars in thousands)	Note	2021	2020

Operating activities
Net earnings		$754,885	$507,804
Adjustments for
Depreciation and depletion		256,685	245,779
Reversal of impairment of mineral stream interests	11	(156,717)	-
Interest expense	17.3	352	12,366
Equity settled stock based compensation		5,262	5,432
Performance share units	20.1	(2,925)	9,398
Pension expense	27	1,014	806
Income tax expense (recovery)	23	(269)	(2,475)
Loss (gain) on fair value adjustment of share purchase warrants held	8	2,101	(337)
Fair value (gain) loss on convertible note receivable	14	(5,733)	(1,899)
Investment income recognized in net earnings		(462)	(230)
Other		(510)	1,487
Change in non-cash working capital	22	(8,072)	1,025
Cash generated from operations before income taxes and interest		$845,611	$779,156
Income taxes recovered (paid)		(279)	49
Interest paid		(429)	(13,992)
Interest received		242	229
Cash generated from operating activities		$845,145	$765,442

Financing activities
Bank debt repaid	17.1	$(195,000)	$(679,500)
Credit facility extension fees	17.1	(1,727)	(1,373)
Share purchase options exercised	19.2	7,953	21,892
Lease payments	17.2	(780)	(704)
Dividends paid	18.2, 22	(218,052)	(167,212)
Cash (used for) generated from financing activities		$(407,606)	$(826,897)

Investing activities
Mineral stream interests	10	$(520,891)	$(322)
Early deposit mineral stream interests	12	(1,500)	(1,500)
Mineral royalty interest	13	(3,571)	-
Acquisition of long-term investments	15	(7,453)	(10,671)
Proceeds on disposal of long-term investments	15	129,753	162,942
Dividends received		221	-
Other		(775)	(801)
Cash (used for) generated from investing activities		$(404,216)	$149,648
Effect of exchange rate changes on cash and cash equivalents		$39	$504

Increase in cash and cash equivalents		$33,362	$88,697
Cash and cash equivalents, beginning of year		192,683	103,986

Cash and cash equivalents, end of year	22	$226,045	$192,683
The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [7

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Consolidated Statements of Shareholders’ Equity

				Reserves

(US dollars in thousands)	Number of Shares (000’s	)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI Revaluation Reserve (Net of Tax	1 )	Total Reserves	Retained Earnings	Total

At January 1, 2020	447,771		$3,599,203	$83,077	$24,010	$6,405	$47,209		$160,701	$1,566,016	$5,325,920

Total comprehensive income

Net earnings			$-	$-	$-	$-	$-		$-	$507,804	$507,804

OCI 1			-	-	-	-	23,990		23,990	-	23,990

Total comprehensive income			$-	$-	$-	$-	$23,990		$23,990	$507,804	$531,794

Income tax recovery (expense)			$(820)	$-	$-	$-	$-		$-	$-	$(820)

SBC 1 expense			-	-	2,165	3,267	-		5,432	-	5,432

Options 1 exercised	1,056		23,776	-	(4,320)	-	-		(4,320)	-	19,456

RSUs 1 released	128		2,857	-	-	(2,857)	-		(2,857)	-	-

Dividends (Note 18.2)	503		21,275	-	-	-	-		-	(188,486)	(167,211)

Realized gain on disposal of LTIs ¹ (Note 19.4)			-	-	-	-	(56,064)		(56,064)	56,064	-

At December 31, 2020	449,458		$3,646,291	$83,077	$21,855	$6,815	$15,135		$126,882	$1,941,398	$5,714,571

Total comprehensive income

Net earnings			$-	$-	$-	$-	$-		$-	$754,885	$754,885

OCI 1			-	-	-	-	(16,314)		(16,314)	-	(16,314)

Total comprehensive income			$-	$-	$-	$-	$(16,314)		$(16,314)	$754,885	$738,571

Income tax recovery (expense)			$1,811	$-	$-	$-	$-		$-	$-	$1,811

SBC 1 expense			-	-	2,066	3,196	-		5,262	-	5,262

Options 1 exercised	399		9,525	-	(1,572)	-	-		(1,572)	-	7,953

RSUs 1 released	117		2,815	-	-	(2,815)	-		(2,815)	-	-

Dividends (Note 18.2)	890		38,556	-	-	-	-		-	(256,607)	(218,051)

Realized gain on disposal of LTIs ¹ (Note 19.4)			-	-	-	-	(64,407)		(64,407)	64,407	-

At December 31, 2021	450,864		$3,698,998	$83,077	$22,349	$7,196	$(65,586)		$47,036	$2,504,083	$6,250,117

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [7

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.
As of December 31, 2021, the Company has entered into 28 long-term purchase agreements (three of which are early deposit agreements), with 21 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 23 mining assets which are currently operating, 10 which are at various stages of development and 2 which have
been placed in care and maintenance, located in 12 countries. Subsequent to December 31, 2021, the Company acquired 3 new PMPAs related to mining assets which are at various stages of development, as disclosed in Note
30
. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.
The consolidated financial statements of the Company for the year ended December 31, 2021 were authorized for issue as of March 10, 2022 in accordance with a resolution of the Board of Directors.
Business Continuity and Employee Health and Safety
In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March
2020 and successfully transitioned to telecommuting for all of its employees. During the third quarter of 2020, the physical offices were re-opened
on a voluntary basis and currently all employees attend the physical offices on at least a part-time basis.
Partner Operations
During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of the
COVID-19
pandemic, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. All these mining operations resumed operations during the third quarter of 2020 and remained in operation for the balance of 2020 and are currently all in operation. There can be no assurance that our partners’ operations that are currently operational will continue to remain operational, or operate at expected levels, for the duration of the
COVID-19
pandemic.

2.	Basis of Presentation and Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are expressed in thousands unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2021
The Company considers that there are no new standards, interpretations and amendments effective in 2021 that impacted the Company’s significant accounting policies.

3.2.	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.
Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [7

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.3.	Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

3.4.	Revenue Recognition
Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2021 or December 31, 2020. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.
Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.
Title to but not control of cobalt is transferred to a third-party sales agent who then onsells the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized when the third party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent.

3.5.	Financial Instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.6.	Financial Assets
Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.
Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)
The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, Financial Instruments (“IFRS 9”), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.
Financial Assets at Fair Value Through Net Earnings (“FVTNE”)
Cash and cash equivalents are stated at FVTNE.
Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other (Income) Expense.
Convertible notes receivable (Note 14) are classified as FVTNE and are measured at fair value at the end of each reporting period. The resulting gains or losses (if any) arising on remeasurement is recognized as a component of net earnings under the classification Other (Income) Expense.
As discussed in Note 3.4, the Company’s provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.
Financial Assets at Amortized Cost
The
non-revolving
term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving
term loan and other receivables are reported net of allowances for uncollectable amounts.
Foreign Exchange Gains and Losses
The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

●	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

●	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

●
For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets
The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.7.	Financial Liabilities and Equity Instruments
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.
Equity Instruments
An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).
Share Purchase Warrants Issued
Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.
Bank Debt
Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Other Financial Liabilities
Accounts payable and accrued liabilities are stated at amortized cost, which approximate fair values due to the short terms to maturity.
Foreign Exchange Gains and Losses
The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

●
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

●	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.
Derecognition of Financial Liabilities
The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash
assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.8.	Mineral Stream Interests
Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.
The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash
consideration given to acquire the asset.
Depletion
The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

Asset Impairment
Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). The FVLCD represents the amount that could be received from each PMPA in an arm’s length transaction at the measurement date.
If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

3.9.	Borrowing and Debt Issue Costs
Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use. Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Finance Costs, as incurred.
Debt issue costs on
non-revolving
facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.10.	Stock Based Payment Transactions
The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses
its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.
The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.11.	Income Taxes
Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.
Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.
Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.
Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available to allow all or part of the deferred income tax assets to be recovered.
Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

3.12.	Earnings Per Share
Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.13.	Foreign Currency Translation
The functional currency is the currency of the primary economic environment in which an entity operates. The consolidated financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries. Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date.
Non-monetary
assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the rate of exchange prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity. Once the foreign exchange gains or losses on these long-term investments in common shares held are realized as a result of a disposal, the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

3.14.	Leasing
The Company as the Lessee
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.
The Company recognizes a
right-of-use
asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

made.
The Company
re-measures
the lease liability (and makes a corresponding adjustment to the related right-of-use
asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured
by discounting the revised lease payments using a revised discount rate.
The
right-of-use
assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

3.15.	Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation. The cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is based on cost and is calculated on a straight-line basis over the estimated economic life of the asset. The right of use asset discussed in Note 3.14 and the leasehold improvements are depreciated over the life of the lease term. Other assets, which include computer software, computer equipment, office furniture and office equipment, are depreciated over their estimated economic life, which ranges from 3 to 10 years.

3.16.	Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.17.	Post-Employment Benefit Costs
The Company provides a Supplemental Employee Retirement Plan (“SERP) to all qualified employees. The SERP is an unregistered and unfunded defined contribution plan under which the Company makes a fixed notional contribution to an account maintained by the Company. Any benefits under the SERP have a vesting period of five years from the first date of employment. The notional contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees.

3.18.	Future Changes to Accounting Policies
The IASB has issued the following new or amended standards:
Amendment to IAS 16 - Property, Plant and Equipment
The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in the Statement of Earnings. This amendment is in effect January 1, 2022 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:

•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use
assets and lease liabilities; and

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.
Amendment to IAS
1-
Presentation of Financial statements
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current
even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board of Directors has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are described below.
Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Mineral stream interests are significant assets of the Company, with a carrying value of $5.9 billion at December 31, 2021. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion
As described in Note 3.8, the Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets
As more fully described in Note 3.8, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.
At December 31, 2021, indicators of impairment reversal were identified relative to the Voisey’s Bay PMPA, primarily as a result of significant and sustained increases in the market prices of cobalt over the year ended December 31, 2021 compared to market prices of cobalt at the time the original impairment was recorded. Management estimated that the recoverable amount at December 31, 2021 of the Voisey’s Bay PMPA exceeded the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.
The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates
the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate
the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments at the mining properties in respect of which the Company has PMPAs s for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation
As more fully described in Note 3.10, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.2, 19.3, and 20.1, respectively.
Critical Accounting Judgments

4.5.	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 28. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s judgement of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

4.6.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 28 for more information.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Financial Instruments

5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.
The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.
The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 17).
The Company is in compliance with the debt covenants at December 31, 2021, as described in Note 17.1.

5.2.	Categories of Financial Assets and Liabilities
The
non-revolving
term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Trade receivables from sales of cobalt and other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving
term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

		December 31	December 31
(in thousands)	Note	2021	2020

Financial assets
Financial assets mandatorily measured at FVTNE 1
Cash and cash equivalents	22	$226,045	$192,683
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 9	1,716	5,429
Long-term investments - warrants held		1,536	3,637
Convertible notes receivable	14	17,086	11,353
Investments in equity instruments designated at FVTOCI 1
Long-term investments - common shares held	15	59,941	196,241
Financial assets measured at amortized cost
Non-revolving term loan	14, 24	816	813
Trade receivables from sales of cobalt	9	9,488	-
Other accounts receivable	9	373	454

Total financial assets		$317,001	$410,610

Financial liabilities

Financial liabilities at amortized cost
Accounts payable and accrued liabilities		13,935	13,023
Bank debt	17	-	195,000
Pension liability	27	2,685	1,670

Total financial liabilities		$16,620	$209,693

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Additionally, the outstanding accounts receivable from the sales of cobalt are supported by a $10 million letter of credit. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2021 is considered to be negligible.
The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2021	2020
Cash and cash equivalents	22	$226,045	$192,683
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,716	5,429
Trade receivables from sales of cobalt	9	9,488	-
Other accounts receivables	9	373	454
Non-revolving term loan	14, 24	816	813
Convertible notes receivable	14	17,086	11,353

Maximum exposure to credit risk related to financial assets		$255,524	$210,732

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

As it relates to the
non-revolving
term loan and the convertible note receivable, the Company has a security interest in the applicable mining concessions owned by Kutcho Copper Corp. (“Kutcho”) and with some exceptions, all present and after acquired property of Kutcho and its applicable subsidiaries.

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2021, the Company had cash and cash equivalents of $226 million (December 31, 2020 - $193 million) and working capital of $220 million (December 31, 2020 - $171 million).
The Company holds equity investments of several companies (Note 15) with a combined market value at December 31, 2021 of $61 million (December 31, 2020 - $200 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

			As at December 31, 2021

(in thousands)	2022	2023 - 2024	2025 - 2026	After 2026	Total
Non-derivative financial liabilities
Accounts payable and accrued liabilities	$13,935	$-	$-	$-	$13,935
Performance share units 1	14,807	11,498	-	-	26,305

Total	$28,742	$11,498	$-	$-	$40,240

1)	Assumes a weighted average performance factor of 186% (see Note 20 .1).

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2021	2020

Monetary assets
Cash and cash equivalents	$1,567	$5,041
Accounts receivable	155	71
Long-term investments - common shares held	59,517	195,816
Long-term investments - warrants held	1,536	3,637
Convertible note receivable	17,086	11,353
Non-revolving term loan	816	813
Other long-term assets	3,534	3,519

Total Canadian dollar denominated monetary assets	$84,211	$220,250

Monetary liabilities
Accounts payable and accrued liabilities	$9,001	$8,011
Performance share units	21,079	23,405
Lease liability	1,919	2,403
Pension liability	2,685	1,670

Total Canadian dollar denominated monetary liabilities	$34,684	$35,489
The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2021

	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(999)	$999

Increase (decrease) in other comprehensive income	5,952	(5,952)

Increase (decrease) in total comprehensive income	$4,953	$(4,953)

	As at December 31, 2020

	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,105)	$1,105

Increase (decrease) in other comprehensive income	19,582	(19,582)

Increase (decrease) in total comprehensive income	$18,477	$(18,477)

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2021, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 1.17% (2020 - 2.03%).
During the years ended December 31, 2021 and December 31, 2020, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $0.2 million and $6 million, respectively.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.
If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the year ended December 31, 2021 and 2020 would have increased/decreased by approximately $6 million and $20 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).
Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2021

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	22	$226,045	$226,045	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,716	-	1,716	-
Long-term investments - common shares held	15	59,941	59,941	-	-
Long-term investments - warrants held		1,536	-	1,536	-
Kutcho Convertible Note	14	17,086	-	-	17,086

		$306,324	$285,986	$3,252	$17,086

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

		December 31, 2020

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	22	$192,683	$192,683	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	5,429	-	5,429	-

Long-term investments - common shares held	15	196,241	196,241	-	-

Long-term investments - warrants held	15	3,637	-	3,637	-

Kutcho Convertible Note	14	11,353	-	-	11,353

		$409,343	$388,924	$9,066	$11,353
The
non-revolving
term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Trade accounts receivables, other accounts receivables and accounts payables and accrued liabilities are non-interest
bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving
term loan as well as other receivables are reported net of allowances for uncollectable amounts.
The Company’s bank debt (Note 17.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets
Cash and Cash Equivalents
The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.
Long-Term Investments in Common Shares Held
The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.
Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets
Convertible Note Receivable
At December 31, 2021, the fair value of the Kutcho Convertible Note (Note 14), which is not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised.
At December 31, 2020, the fair value of the Kutcho Convertible Note was determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

As the expected volatility and market interest rate are not observable inputs, this convertible note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

6.	Revenue

	Years Ended December 31

(in thousands)	2021		2020

Sales

Gold credit sales	$561,920	47%	$652,827	60%
Silver

Silver credit sales	$489,936	41%	$320,192	29%

Concentrate sales	83,493	7%	79,433	7%

Total silver sales	$573,429	48%	$399,625	36%

Palladium credit sales	$45,834	4%	$43,772	4%

Cobalt sales	$20,482	1%	$-	0%

Total sales revenue	$1,201,665	100%	$1,096,224	100%
Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.
During the year ended December 31, 2021, sales to four financial institutions accounted for 28%, 25%, 11% and 10% of the Company’s revenue as compared to sales to two financial institutions that accounted for 33% and 32% of the Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.
The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2021 or December 31, 2020. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.
Concentrate Sales
Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

7.	General and Administrative

		Years Ended December 31

(in thousands)	Note	2021	2020

Salaries and benefits

Salaries and benefits, excluding PSUs		$18,244	$16,733

PSUs 1	20.1	14,004	21,520

Total salaries and benefits		$32,248	$38,253

Depreciation		1,893	1,889

Donations		6,218	5,792

Professional fees		4,173	3,590

Regulatory		2,145	2,136

Insurance		1,807	1,497

Other		7,239	7,109

General and administrative before equity settled stock based compensation		$55,723	$60,266

Equity settled stock based compensation 2

Stock options	19.2	$2,066	$2,165

RSUs	19.3	3,196	3,267
Total equity settled stock based compensation		$5,262	$5,432

Total general and administrative		$60,985	$65,698

1)
The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 191% during the year ended December 31, 2021 as compared to 187% during the comparable period of 2020.

2)	Equity settled stock based compensation is a non-cash expense.

8.	Other (Income) Expense

		Years Ended December 31

(in thousands)	Note	2021	2020

Interest income		$(241)	$(229)
Dividends received from equity investments designated as FVTOCI ¹ relating to investments held at the end of the period		(221)	-

Foreign exchange loss		275	152
Net (gain) loss arising on financial assets mandatorily measured at FVTPL ²

(Gain) loss on fair value adjustment of share purchase warrants held		2,101	(338)

(Gain) loss on fair value adjustment of convertible notes receivable	14	(5,733)	(1,899)

Other		(1,957)	144

Total other (income) expense		$(5,776)	$(2,170)

1)	FVTOCI refers to Fair Value Through Other Comprehensive Income
2)	FVTPL refers to Fair Value Through Profit or Loss

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

9.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2021	2020

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$1,716	$5,429

Trade receivables from sales of cobalt	6	9,488	-

Other accounts receivable		373	454

Total accounts receivable		$11,577	$5,883
The trade receivables from sales of cobalt generally have extended payment terms with outstanding amounts being supported by a $10 million letter of credit.

10.	Mineral Stream Interests

	Year Ended December 31, 2021

	Cost			Accumulated Depletion & Impairment 1				Carrying Amount Dec 31, 2021
(in thousands)	Balance Jan 1, 2021	Additions (Reductions)	Balance Dec 31, 2021	Balance Jan 1, 2021	Depletion	Impairment Reversal	Balance Dec 31, 2021

Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(550,532)	$(71,405)	$-	$(621,937)	$2,437,939
Sudbury 2	623,864	-	623,864	(302,848)	(13,847)	-	(316,695)	307,169
Constancia	136,058	4,000	140,058	(30,489)	(5,780)	-	(36,269)	103,789
San Dimas	220,429	-	220,429	(38,227)	(15,479)	-	(53,706)	166,723
Stillwater 3	239,352	-	239,352	(15,042)	(4,525)	-	(19,567)	219,785
Other 4	402,232	359,102	761,334	(394,706)	(1,836)	-	(396,542)	364,792

	$4,681,811	$363,102	$5,044,913	$(1,331,844)	$(112,872)	$-	$(1,444,716)	$3,600,197

Silver interests
Peñasquito	$524,626	$-	524,626	$(174,054)	$(28,554)	$-	$(202,608)	$322,018
Antamina	900,343	-	900,343	(273,409)	(46,882)	-	(320,291)	580,052
Constancia	302,948	-	302,948	(85,904)	(11,160)	-	(97,064)	205,884
Other 5	1,281,228	157,746	1,438,974	(806,253)	(39,526)	-	(845,779)	593,195

	$3,009,145	$157,746	$3,166,891	$(1,339,620)	$(126,122)	$-	$(1,465,742)	$1,701,149

Palladium interests
Stillwater 3	$263,721	$-	$263,721	$(22,332)	$(8,559)	$-	$(30,891)	$232,830

Cobalt interests
Voisey’s Bay 6	$393,422	$-	$393,422	$(165,912)	$(12,606)	$156,717	$(21,801)	$371,621

	$8,348,099	$520,848	$8,868,947	$(2,859,708)	$(260,159)	$156,717	$(2,963,150)	$5,905,797

1)
Includes cumulative impairment charges to December 31, 2021 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest -
 $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million. Refer to Note 11 for more information.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont, 777, Marmato, Santo Domingo, Fenix and Blackwater gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, 777, Marmato, Cozamin and Blackwater silver interests.
6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

	Year Ended December 31, 2020

	Cost			Accumulated Depletion & Impairment 1			Carrying Amount Dec 31, 2020
(in thousands)	Balance Jan 1, 2020	Additions (Reductions)	Balance Dec 31, 2020	Balance Jan 1, 2020	Depletion	Balance Dec 31, 2020

Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(454,619)	$(95,913)	$(550,532)	$2,509,344
Sudbury 2	623,864	-	623,864	(279,821)	(23,027)	(302,848)	321,016
Constancia	136,058	-	136,058	(25,652)	(4,837)	(30,489)	105,569
San Dimas	220,429	-	220,429	(26,062)	(12,165)	(38,227)	182,202
Stillwater 3	239,352	-	239,352	(9,358)	(5,684)	(15,042)	224,310
Other 4	402,232	-	402,232	(389,064)	(5,642)	(394,706)	7,526

	$4,681,811	$-	$4,681,811	$(1,184,576)	$(147,268)	$(1,331,844)	$3,349,967

Silver interests
Peñasquito	$524,626	$-	$524,626	$(149,924)	$(24,130)	$(174,054)	$350,572
Antamina	900,343	-	900,343	(231,533)	(41,876)	(273,409)	626,934
Constancia	302,948	-	302,948	(74,761)	(11,143)	(85,904)	217,044
Other 5	1,283,054	(1,826)	1,281,228	(795,361)	(10,892)	(806,253)	474,975

	$3,010,971	$(1,826)	$3,009,145	$(1,251,579)	$(88,041)	$(1,339,620)	$1,669,525

Palladium interests
Stillwater 3	$263,721	$-	$263,721	$(13,752)	$(8,580)	$(22,332)	$241,389

Cobalt interests
Voisey’s Bay	$393,422	$-	$393,422	$(165,912)	$-	$(165,912)	$227,510

	$8,349,925	$(1,826)	$8,348,099	$(2,615,819)	$(243,889)	$(2,859,708)	$5,488,391

1)
Includes cumulative impairment charges to December 31, 2020 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont, 777, and Marmato gold interests.
5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, Cozamin, Marmato and 777 silver interests. During the third quarter of 2020, Wheaton agreed to modify the Keno Hill PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco. The fair value of these warrants have been reflected as a reduction to the cost base of the Keno Hill silver interest.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2021			December 31, 2020

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests
Salobo	$2,045,466	$392,473	$2,437,939	$2,085,359	$423,985	$2,509,344
Sudbury 1	244,109	63,060	307,169	269,834	51,182	321,016
Constancia	96,808	6,981	103,789	97,539	8,030	105,569
San Dimas	60,574	106,149	166,723	73,514	108,688	182,202
Stillwater 2	196,853	22,932	219,785	199,616	24,694	224,310
Other 3	28,025	336,767	364,792	7,526	-	7,526

	$2,671,835	$928,362	$3,600,197	$2,733,388	$616,579	$3,349,967

Silver interests
Peñasquito	$237,720	$84,298	$322,018	$258,267	$92,305	$350,572
Antamina	232,977	347,075	580,052	279,859	347,075	626,934
Constancia	194,364	11,520	205,884	202,475	14,569	217,044
Other 4	272,620	320,575	593,195	98,383	376,592	474,975

	$937,681	$763,468	$1,701,149	$838,984	$830,541	$1,669,525

Palladium interests

Stillwater 2	$222,859	$9,971	$232,830	$231,747	$9,642	$241,389

Cobalt interests
Voisey’s Bay	$330,795	$40,826	$371,621	$203,436	$24,074	$227,510

	$4,163,170	$1,742,627	$5,905,797	$4,007,555	$1,480,836	$5,488,391

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Rosemont, 777, Marmato, Santo Domingo, Fenix and Blackwater gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, 777, Marmato, Cozamin and Blackwater silver interests.
Constancia – Pampacancha Additional Upfront Payment
On May 10, 2021, Wheaton and Hudbay agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of that
amendment, Hudbay agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha. Additionally, as Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company was required to make an additional deposit payment of $4 million to Hudbay, which was paid on December 23, 2021.
Acquisition of Marmato Precious Metals Purchase Agreement
On November 5, 2020, the Company entered into an agreement with Aris Gold Corp. (“Aris Gold”) in respect to the Marmato mine located in Colombia. Under the terms of the PMPA with Aris Gold, the Company will acquire from Aris Gold 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the Marmato PMPA, the Company is required to pay Aris Gold total cash consideration of $110 million, $34 million of which has been paid as at December 31, 2021,
$4
million was paid on February 28, 2022, and the remaining portion of which is payable during construction of the Marmato Lower Mine project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

expected capital expenditures, and other customary conditions. In addition, the Company will make ongoing payments equal to 18% of the spot gold and silver price until the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold and silver price thereafter.
Acquisition of Cozamin Precious Metals Purchase Agreement
On December 11, 2020, the Company entered into an agreement with Capstone Mining Corp. (“Capstone”) in respect to the Cozamin Mine located in Zacatecas, Mexico. The Company paid Capstone upfront cash consideration of $150 million upon closing, which occurred on February 19, 2021, for 50% of the silver production until 10 million ounces have been delivered, thereafter dropping to 33% of silver production for the life of the mine. In addition, Wheaton will make ongoing production payments for silver ounces delivered equal to 10% of the spot silver price.
Acquisition of Santo Domingo Precious Metals Purchase Agreement
On March 24, 2021, the Company entered into a PMPA with Capstone in respect to the Santo Domingo project located in the Atacama Region of Chile. Under the terms of the agreement, the Company will purchase an amount of gold equal to
 100% of the payable gold production until 285,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine. The Company will pay Capstone a total upfront cash consideration of $290 million, $30 million of which was paid on April 21, 2021 and the remainder of which is payable during construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures. In addition, Wheaton will make ongoing production payments for gold ounces delivered equal to 18% of the spot gold price until the market value of gold delivered to the Company, net of the per ounce production payment, exceeds the initial upfront cash deposit, and 22% of the spot gold price thereafter.
Acquisition of Fenix Precious Metals Purchase Agreement
On November 15, 2021, the Company entered into a PMPA (the “Fenix PMPA”) with Rio2 Limited (“Rio2”) in respect of gold production from the Fenix Project located in Chile (the “Fenix Project”). Under the terms of the Fenix PMPA, the Company will acquire an amount of gold equal to
 6% of the gold production until 90,000 ounces have been
delivered,
4%
of the gold production until the delivery of a further
 140,000
ounces, and
 3.5%

gold production thereafter for the life of mine. In addition, under the Fenix PMPA, the Company will pay total upfront cash consideration of
$50 million, $25 million of which is payable upon closing, subject to certain conditions, and $25 million being payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions. In addition, the Company will make ongoing production payments equal to 18% of the spot price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $50 million, at which point the production payment will increase to 22% of the spot gold price.
Acquisition of Blackwater Precious Metals Purchase Agreements
On December 13, 2021, the Company entered into a PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to
 50%
of the payable silver production until
 17.8
million ounces have been delivered and
 33%
of payable silver production thereafter for the life of the mine. The Company is committed to pay total upfront cash consideration of approximately
$141
million for this stream, payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions. In addition, Wheaton will make ongoing cash payments equal to
 18%
of the spot silver price per ounce of silver delivered under the Blackwater Silver PMPA until the value of silver delivered, net of the per ounce production payment for silver, is equal to the upfront consideration of
 $141 million, and 22% of the spot price of silver thereafter.
Additionally, on December 13, 2021, the Company announced that it had entered into a definitive agreement to acquire the existing gold stream held by New Gold Inc. (“New Gold”) in respect of gold production from the Blackwater Project (the “Blackwater Gold PMPA”). Wheaton is entitled to purchase an amount of gold equal to
8% of the payable gold production until 279,908
ounces have been delivered, thereafter dropping to
 4%
of payable gold production for the life of the mine. The Company paid
$300
million to New Gold for the Blackwater Gold PMPA. In addition, Wheaton will make ongoing production payments equal to
35% of the spot gold price per ounce of gold delivered under the agreement.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

11.	Reversal of Impairment of Mineral Stream Interests
As more fully described in Note 3.8, at every reporting period the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. Based on the Company’s analysis, there was an indicator of impairment reversal identified for December 31, 2021 for the following PMPA:

	Years Ended December 31

(in thousands)	2021	2020

Cobalt Interests

Voisey’s Bay	(156,717)	-

Total impairment reversal	$(156,717)	$-
Voisey’s Bay – Impairment Reversal
At June 30, 2019, the Company determined there to be an impairment charge relative to the Voisey’s Bay cobalt interest (“Voisey’s Bay PMPA”) due to a significant decline in market cobalt prices and a sale of a similar PMPA by a third-party group at a price significantly below Wheaton’s comparable carrying value for the Voisey’s Bay PMPA. At June 30, 2019, management estimated that the recoverable amount under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million.
At December 31, 2021, an indicator of impairment reversal was identified relative to the Voisey’s Bay PMPA as a result of significant and sustained increases in the market prices of cobalt over the year ended December 31, 2021 compared to market prices of cobalt at the time the original impairment was recorded. Management estimated that the recoverable amount at December 31, 2021 of the Voisey’s Bay PMPA exceeded the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. The recoverable amount represented its FVLCD and resulted in an impairment reversal of $157 million at December 31, 2021 which represented a full reversal of the impairment charge recorded in the year ended December 31, 2019, net of depletion that otherwise would have been recorded. The recoverable amount of the Voisey’s Bay PMPA was estimated using a discounted cash flow model with an average discount rate of 8% and an average projected market price of cobalt of $23.97 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

12.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 28 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold	Silver	Term of Agreement
Toroparu	GCM	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	11,500	128,500	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	100%	Life of Mine

			$34,000	$324,500	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 28 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [97]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

13.	Mineral Royalty Interests
On January 5, 2021, the Company paid $3 million for
an existing
 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a
2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.
Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.
To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

14.	Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.
In addition to the Kutcho Convertible Note, on November 25, 2019, the Company entered into a non-revolving
term loan with Kutcho, under which Kutcho had drawn $0.8 million (Cdn$1.0 million) as at December 31, 2021. The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.
Effective February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving
term loan (Note 24) with Kutcho in exchange for shares of Kutcho valued at $7.5 million in addition to certain other modifications to the Kutcho
 Early Deposit Agreement, including maintaining the stream at 100% of the payable gold and silver for the life of mine and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.
Gold X Mining Corp.
Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement (Note
12
), the Company advanced $10 million to Gold X Mining Corp (“Gold X”) as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carried interest at 10% per annum, compounded semi-annually and payable annually.
Effective July 14, 2020, the Company elected to convert the outstanding principal on the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest on the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result, on
July 14, 2020 the Company received 4,467,317 common shares of Gold X and the Gold X Convertible Note was retired.

Convertible Notes Receivable Valuation Summary
At December 31, 2021, the fair value of the Kutcho Convertible Note, which is not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised.
At December 31, 2020, the Kutcho Convertible Note was estimated by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.
The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [98]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.
A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the year ended December 31, 2021 and 2020 is presented below:

	Year Ended December 31, 2021

(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2021

Kutcho	$11,353	$-	$-	$5,733	$17,086

	Year Ended December 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020

Kutcho	$ 11,837	$-	$ -	$(484)	$ 11,353

Gold X	10,019	-	(12,402)	2,383	-

Total	$ 21,856	$-	$ (12,402)	$1,899	$ 11,353

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

15.	Long-Term Equity Investments

	December 31	December 31
(in thousands)	2021	2020

Common shares held	$ 59,941	$196,241

Warrants held	1,536	3,637

Total long-term equity investments	$ 61,477	$199,878
Common Shares Held

	Year Ended December 31, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.67%	$32,609	$-	$-	$(19,845)	$12,764	$ -

Sabina	11,700	2.82%	30,233	-	-	(16,852)	13,381	-

First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530

Other			37,415	7,453	(17,565)	6,493	33,796	13,048

Total			$196,241	$7,453	$(129,753)	$(14,000)	$59,941	$ 73,578

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2020

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Cost of Additions 1	Proceeds of Disposition 2	Fair Value Adjustment Gains (Losses) 3	Fair Value at Dec 31, 2020	Realized Gain on Disposal

Bear Creek	13,264	11.80%	$27,983	$-	$-	$4,626	$32,609	$ -

Sabina	11,700	3.59%	17,296	-	-	12,937	30,233	-

First Majestic	7,155	3.23%	248,137	-	(151,113)	(1,040)	95,984	56,644

Other			16,341	23,570	(11,829)	9,333	37,415	4,170

Total			$309,757	$23,570	$(162,942)	$25,856	$196,241	$ 60,814

1)	Includes 4,467,317 common shares of Gold X received upon the conversion of the Gold X Convertible Note see Note 14 for more information.
2)	Disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.
3)	Fair Value Gains (Losses) are reflected as a component of OCI.
The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

16.	Property, Plant and Equipment

	December 31, 2021
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2021	$ 4,382	$ 4,793	$4,131	$13,306

Additions	-	-	730	730

Disposals	-	-	(5)	(5)

Balance - December 31, 2021	$ 4,382	$ 4,793	$4,856	$14,031

Accumulated Depreciation

Balance - January 1, 2021	$ (2,906)	$ (1,444)	$(2,667)	$(7,017)

Disposals	-	-	5	5

Depreciation	(320)	(752)	(438)	(1,510)

Balance - December 31, 2021	$ (3,226)	$ (2,196)	$(3,100)	$(8,522)

Net book value - December 31, 2021	$ 1,156	$ 2,597	$1,756	$5,509

	December 31, 2020
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2020	$ 4,380	$ 4,738	$3,836	$12,954

Additions	2	55	429	486

Disposals	-	-	(134)	(134)

Balance - December 31, 2020	$ 4,382	$ 4,793	$4,131	$13,306

Accumulated Depreciation

Balance - January 1, 2020	$ (2,518)	$ (704)	$(2,421)	$(5,643)

Disposals	-	-	134	134

Depreciation	(388)	(740)	(380)	(1,508)

Balance - December 31, 2020	$ (2,906)	$ (1,444)	$(2,667)	$(7,017)

Net book value - December 31, 2020	$ 1,476	$ 3,349	$1,464	$6,289

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [
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1
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

17.	Credit Facilities

17.1.	Bank Debt

	December 31	December 31

( in thousands)	2021	2020

Current portion	$ -	$-

Long-term portion	-	195,000

Gross bank debt outstanding 1	$ -	$195,000

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 25).
On June 9, 2021, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on June 9, 2026. The Company incurred fees of $2 million in relation to this extension.
The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at December 31, 2021.
At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.00% to 2.05%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Upon the anticipated discontinuance of the LIBOR benchmark rate, amounts drawn under the Revolving Facility will incur interest based on the Secured Overnight Financing Rate (“SOFR”) or an alternate benchmark rate. Under both options, the interest rate shall not be less than 0%.
The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

17.2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	December 31 2021	December 31 2020

Current portion	$ 813	$773

Long-term portion	2,060	2,864

Total lease liabilities	$ 2,873	$3,637
The maturity analysis of these leases is as follows:

(in thousands)	December 31 2021

Not later than 1 year	$905

Later than 1 year and not later than 5 years	2,150

Later than 5 years	-

Total lease liabilities	$3,055

17.3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Years Ended December 31

(in thousands)	Note	2021	2020

Interest Expense During Period

Average principal outstanding during period		$ 19,506	$601,112

Average effective interest rate during period	17.1	1.17%	2.03%

Total interest expense incurred during period		$ 229	$12,226

Costs related to undrawn credit facilities	17.1	5,313	4,349

Interest expense - lease liabilities	17.2	123	140

Letters of guarantee	5.3	152	-

Total finance costs		$ 5,817	$16,715

18.	Issued Capital

(in thousands)	Note	December 31 2021	December 31 2020

Issued capital

Share capital issued and outstanding: 450,863,952 common shares (December 31, 2020: 449,458,394 common shares)	18.1	$ 3,698,998	$3,646,291

18.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2021, the Company had no preference shares outstanding.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2020 to December 31, 2021 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2020	447,771,433

Share purchase options exercised 1	1,056,363	Cdn$25.70

Restricted share units released 1	128,405	Cdn$0.00

Dividend reinvestment plan 2	502,193	US$37.87

At December 31, 2020	449,458,394

Share purchase options exercised 1	398,880	Cdn$24.96

Restricted share units released 1	116,880	Cdn$0.00

Dividend reinvestment plan 2	889,798	US$43.33

At December 31, 2021	450,863,952

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1%.

At the Market Equity Program
The Company has established an
at-the-market
equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) in ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.
The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020, as amended.
Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2021, the Company has not issued any shares under the ATM program.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

18.2.	Dividends Declared

	Years Ended December 31

(in thousands, except per share amounts)	2021		2020

Dividends declared per share	$0.57		$0.42

Average number of shares eligible for dividend	450,188		448,777

Total dividends paid	$256,607		$188,486

Paid as follows:
Cash	$218,052	85%	$167,211	89%

DRIP 1	38,555	15%	21,275	11%

Total dividends paid	$256,607	100%	$188,486	100%

Shares issued under the DRIP	890		502

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at December 31, 2021, cumulative dividends of $1,524 million have been declared and paid by the Company.

19.	Reserves

	Note	December 31	December 31
(in thousands)		2021	2020

Reserves

Share purchase warrants	19.1	$83,077	$83,077

Share purchase options	19.2	22,349	21,855

Restricted share units	19.3	7,196	6,815

Long-term investment revaluation reserve, net of tax	19.4	(65,586)	15,135

Total reserves		$47,036	$126,882

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

19.1.	Share Purchase Warrants
The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants expire on February 28, 2023. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

19.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.
Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out
periods.
The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing
30-month
historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31

	2021	2020

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$49.86	Cdn$33.47

Expected dividend yield	1.53%	1.78%

Expected volatility	35%	30%

Risk-free interest rate	0.51%	0.52%

Expected option life, in years	3.0	2.5

Weighted average fair value per option granted	Cdn$10.69	Cdn$5.57

Number of options issued during the period	317,560	451,110

Total fair value of options issued (000’s)	$2,720	$1,807

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at December 31, 2021:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$25.88¹	14,880	-	14,880	1.2 years

$26.24	299,360	-	299,360	1.2 years

$27.03	2,230	-	2,230	2.4 years

$27.51	130,150	-	130,150	0.2 years

$30.53¹	31,245	38,400	69,645	3.2 years

$30.82	4,477	-	4,477	2.5 years

$31.12¹	63,580	-	63,580	2.2 years

$32.93	435,040	-	435,040	2.2 years

$33.47	182,630	185,945	368,575	3.2 years

$49.86	-	256,370	256,370	6.2 years

$50.65¹	-	61,190	61,190	6.2 years

	1,163,592	541,905	1,705,497	6.2 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.2678, being the Cdn$/US$ exchange rate at December 31, 2021.
A continuity schedule of the Company’s outstanding share purchase options from January 1, 2020 to December 31, 2021 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2020	2,394,490	Cdn$27.08

Granted (fair value - $2 million or Cdn$5.57 per option)	451,110	33.47

Exercised	(1,056,363)	25.70

Forfeited	(2,420)	32.01

At December 31, 2020	1,786,817	Cdn$29.54

Granted (fair value - $3 million or Cdn$10.69 per option)	317,560	49.86

Exercised	(398,880)	24.96

At December 31, 2021	1,705,497	Cdn$34.40

As it relates to share purchase options, during the year ended December 31, 2021, the weighted average share price at the time of exercise was Cdn$51.50 per share, as compared to Cdn$54.13 per share during the comparable period in 2020.

19.3.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.
RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2020 to December 31, 2021 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2020	366,323	$21.67

Granted (fair value - $3 million)	132,960	24.26

Released	(128,405)	22.25

Forfeited	(620)	24.11

At December 31, 2020	370,258	$22.40

Granted (fair value - $4 million)	96,680	39.95

Released	(116,880)	24.09

At December 31, 2021	350,058	$26.69

19.4.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.
Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.
A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2020 to December 31, 2021 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2020		$57,062	$(9,853)	$47,209

Unrealized gain (loss) on LTIs 1		25,856	(1,866)	23,990

Reallocate reserve to retained earnings upon disposal of LTIs 1		(60,815)	4,751	(56,064)

At December 31, 2020		$22,103	$(6,968)	$15,135

Unrealized gain (loss) on LTIs 1		(14,000)	(2,314)	(16,314)

Reallocate reserve to retained earnings upon disposal of LTIs 1	15	(73,578)	9,171	(64,407)

At December 31, 2021		$(65,475)	$(111)	$(65,586)

1)	LTIs refers to long-term investments in common shares held.

20.	Stock Based Compensation
The Company’s stock based compensation consists of share purchase options (Note 19.2), restricted share units (Note 19.3) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

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Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

20.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.
Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.
A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2020 to December 31, 2021 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2020	604,692	$19,069

Granted	193,830	-

Accrual related to the fair value of the PSUs outstanding	-	21,526

Foreign exchange adjustment	-	614

Paid	(204,142)	(12,123)

Forfeited	(1,230)	(5)

At December 31, 2020	593,150	$29,081

Granted	134,180	-

Accrual related to the fair value of the PSUs outstanding	-	14,004

Foreign exchange adjustment	-	149

Paid	(213,820)	(16,929)

At December 31, 2021	513,510	$26,305

A summary of the PSUs outstanding at December 31, 2021 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Dec 31, 2021	PSU Liability at Dec 31, 2021

2019	2022	186,730	$42.95	200%	92%	14,807

2020	2023	192,600	$42.38	191%	60%	9,321

2021	2024	134,180	$41.89	146%	26%	2,177

		513,510				$26,305

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

21.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.
Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31

(in thousands)	2021	2020

Basic weighted average number of shares outstanding	450,138	448,694

Effect of dilutive securities

Share purchase options	676	1,003

Restricted share units	356	373

Diluted weighted average number of shares outstanding	451,170	450,070

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$52.94, compared to Cdn$54.79 for the comparable period in 2020.

	Years Ended December 31

(in thousands)	2021	2020

Share purchase warrants	10,000	10,000

Total	10,000	10,000

22.	Supplemental Cash Flow Information
Change in
Non-Cash
Working Capital

	Years Ended December 31

(in thousands)	2021	2020

Change in non-cash working capital

Accounts receivable	$(5,695)	$(1,181)

Accounts payable and accrued liabilities	1,095	3,110

Other	(3,472)	(904)

Total change in non-cash working capital	$(8,072)	$1,025

Non-Cash
Transactions – Payment of Dividends Under DRIP
As more fully described in Note 18.2, during the year ended December 31, 2021, the Company declared and paid dividends to its shareholders in the amount of $0.57 per common share for total dividends of $257 million. Approximately 15% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $218 million of dividend payments were made in cash and $39 million in common shares issued. For the comparable period in 2020, the Company declared and paid dividends to its shareholders in the amount of $0.42 per common share for total dividends of $189 million, with the payment being comprised of $168 million in cash and $21 million in common shares issued.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

Cash and Cash Equivalents

		December 31	December 31

(in thousands)	Note	2021	2020

Cash and cash equivalents comprised of:

Cash		$126,053	$192,683

Cash equivalents		99,992	-

Total cash and cash equivalents		$226,045	$192,683
Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

23.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:
Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31

(in thousands)	2021	2020

Current income tax expense (recovery)	$(7,117)	$(4,606)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$65,866	$14,546

Write down (reversal of write down) or recognition of prior period temporary differences	(59,018)	(12,415)

Total deferred income tax expense (recovery)	$6,848	$2,131

Income tax expense (recovery) recognized in net earnings	$(269)	$(2,475)
Income tax recognized as a component of OCI is comprised of the following:

	Years Ended December 31

(in thousands)	2021	2020

Income tax expense (recovery) related to LTIs - common shares held	$2,314	$1,866
Income tax recognized directly in equity is comprised of the following:

	Years Ended December 31

(in thousands)	2021	2020

Income tax expense (recovery) recognized in equity	$(1,811)	$820

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31

(in thousands)	2021	2020

Earnings before income taxes	$754,616	$505,329

Canadian federal and provincial income tax rates	27.00%	27.00%

Income tax expense (recovery) based on above rates	$203,746	$136,439

Non-deductible stock based compensation and other	1,549	3,057

Differences in tax rates in foreign jurisdictions	(151,037)	(134,206)

Current period unrecognized temporary differences	4,491	4,650

Write down (reversal of write down) or recognition of prior period temporary differences	(59,018)	(12,415)

Income tax expense (recovery)	$(269)	$(2,475)
The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.
The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2021 and December 31, 2020, respectively, is shown below:

	Year Ended December 31, 2021

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance

Deferred tax assets

Non-capital loss carryforward 1	$5,894	$967	$-	$106	$6,967

Capital loss carryforward	761	-	(761)	-	-

Other 2	5,500	(4,175)	-	-	1,325

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt financing fees 3	(728)	(9)	-	-	(737)

Unrealized gains on long-term investments	(7,808)	20	7,618	-	(170)

Mineral stream interests 4	(3,532)	(3,766)	-	-	(7,298)

Foreign withholding tax	(214)	114	-	-	(100)

Total	$(214)	$(6,849)	$6,857	$106	$(100)

1)	As at December 31, 2021, the Company had recognized the tax effect on $26 million of non-capital losses against deferred tax liabilities.
2)	Other includes capital assets, cobalt inventory, charitable donation carryforward and PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production
basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

	Year Ended December 31, 2020

	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets

Non-capital loss carryforward	$8,756	$(2,077)	$-	$(785)	$5,894

Capital loss carryforward	8,953	(4,733)	(3,459)	-	761

Other	694	4,806	-	-	5,500

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt and share financing fees	(711)	18	-	(35)	(728)

Unrealized gains on long-term investments	(14,073)	(79)	6,344	-	(7,808)

Mineral stream interests	(3,532)	-	-	-	(3,532)

Foreign withholding tax	(148)	(66)	-	-	(214)

Total	$(148)	$(2,131)	$2,885	$(820)	$(214)
Deferred income tax assets in Canada not recognized are shown below:

	December 31	December 31

(in thousands)	2021	2020

Non-capital loss carryforward 1	$19,293	$26,313

Mineral stream interests	41,642	96,646

Other	8,149	2,296

Kutcho Convertible Note	901	1,330

Unrealized losses on long-term investments	9,593	5,125

Total	$79,578	$131,710

1)	As at December 31, 2021, the Company had not recognized the tax effect on $71 million of non-capital losses as a deferred tax asset.
Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax. The temporary difference relating to investments in foreign subsidiaries is $1.4 billion as at December 31, 2021, all of which is anticipated to reverse in the future and be exempt from tax on repatriation, leaving nil that would taxable on repatriation.
At December 31, 2021, the Company has available
non-capital
losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital
losses in the amount of $97 million will expire as follows: 2038 – $18 million; 2039 – $63 million; 2040 – $16 million.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

24.	Other Current Assets
The composition of other current assets is shown below:

		December 31	December 31

(in thousands)	Note	2021	2020

Non-revolving term loan	14	$816	$813

Prepaid expenses		2,525	2,388

Cobalt inventory		8,712	-

Other		49	64

Total other current assets		$12,102	$3,265

25.	Other Long-Term Assets
The composition of other long-term assets is shown below:

		December 31	December 31

(in thousands)	Note	2021	2020

Intangible assets		$2,652	$3,036

Debt issue costs - Revolving Facility	17.1	5,620	5,202

Other		6,939	5,004

Total other long-term assets		$15,211	$13,242

26.	Related Party Transactions
Compensation of Key Management Personnel
Key management personnel compensation, including directors, is as follows:

	Years Ended December 31

(in thousands)	2021	2020

Short-term benefits 1	$8,779	$8,031

Post-employment benefits	801	658

PSUs 2	8,160	12,528

Equity settled stock based compensation (a non-cash expense) 3	3,367	3,555

Total executive compensation	$21,107	$24,772

1)  Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)  As more fully disclosed in Note 20.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.
3)  As more fully disclosed in Notes 19.2 and 19.3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

27.	Post-Employment Benefit Costs
The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees. Participants in the plan can elect to contribute up to 8% of their annual base salary and cash bonus, and the Company will contribute 125% of this amount, up to a maximum of 5/9ths of the RRSP dollar limit as established under the Income Tax Act (Canada). The assets of the Group RRSP are held separately from those of the Company in independently administered funds.
During 2019, the Company implemented an unregistered and unfunded defined contribution plan (known as the Supplemental Employee Retirement Plan, or the “SERP”) for all qualified employees. Under the terms of the SERP, benefits accumulate equal to 10% (or 15% for certain senior employees) of the employee’s base salary plus target bonus, less amounts contributed by the Company under the Group RRSP plan. Interest on this benefit accrues annually based on the
5-year
Government of Canada bond rate. Any benefits under the SERP have a vesting period

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

of five years from the first date of employment and will be paid out to the employee over a
10-year
period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.
A summary of the Company’s post-employment benefit costs during the years ended December 31, 2021 and 2020 is summarized below:

	Years Ended December 31

(in thousands)	2021	2020

Post-employment benefits

Supplemental Employee Retirement Plan (SERP)	$1,014	$806

Group RRSP	297	257

Total post-employment benefits	$1,311	$1,063

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [11
5
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

28.	Commitments and Contingencies
Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce
cash payments for gold, silver palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased										Per Unit of Measurement Cash Payment 1										Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Platinum		Gold		Silver		Palladium		Cobalt		Platinum

Peñasquito	0%		25%		0%		0%		0%		n/a		$4.36		n/a		n/a		n/a		Life of Mine	24-Jul-07

Constancia	50%		100%		0%		0%		0%		$412	2	$6.08	2	n/a		n/a		n/a		Life of Mine	8-Aug-12

Salobo	75%		0%		0%		0%		0%		$416		n/a		n/a		n/a		n/a		Life of Mine	28-Feb-13

Sudbury	70%		0%		0%		0%		0%		$400		n/a		n/a		n/a		n/a		20 years	28-Feb-13

Antamina	0%		33.75%		0%		0%		0%		n/a		20%		n/a		n/a		n/a		Life of Mine	3-Nov-15

San Dimas	variable	3	0%	3	0%		0%		0%		$618		n/a		n/a		n/a		n/a		Life of Mine	10-May-18

Stillwater	100%		0%		4.5%	4	0%		0%		18%	5	n/a		18%	5	n/a		n/a		Life of Mine	16-Jul-18

Voisey’s Bay	0%		0%		0%		42.4%	6	0%		n/a		n/a		n/a		18%	7	n/a		Life of Mine	11-Jun-18

Marathon	100%	8	0%		0%		0%		22%	8	18%	5	n/a		n/a		n/a		18%	5	Life of Mine	26-Jan-22

Other

Los Filos	0%		100%		0%		0%		0%		n/a		$4.53		n/a		n/a		n/a		25 years	15-Oct-04

Zinkgruvan	0%		100%		0%		0%		0%		n/a		$4.53		n/a		n/a		n/a		Life of Mine	8-Dec-04

Yauliyacu	0%		100%	9	0%		0%		0%		n/a		$8.98	10	n/a		n/a		n/a		Life of Mine	23-Mar-06

Stratoni	0%		100%		0%		0%		0%		n/a		$11.54		n/a		n/a		n/a		Life of Mine	23-Apr-07

Neves-Corvo	0%		100%		0%		0%		0%		n/a		$4.38		n/a		n/a		n/a		50 years	5-Jun-07

Aljustrel	0%		100%	11	0%		0%		0%		n/a		50%		n/a		n/a		n/a		50 years	5-Jun-07

Minto	100%	12	100%		0%		0%		0%		65%	13	$4.35		n/a		n/a		n/a		Life of Mine	20-Nov-08

Keno Hill	0%		25%		0%		0%		0%		n/a		variable	14	n/a		n/a		n/a		Life of Mine	2-Oct-08

Pascua-Lama	0%		25%		0%		0%		0%		n/a		$3.90		n/a		n/a		n/a		Life of Mine	8-Sep-09

Rosemont	100%		100%		0%		0%		0%		$450		$3.90		n/a		n/a		n/a		Life of Mine	10-Feb-10

Loma de La Plata	0%		12.5%		0%		0%		0%		n/a		$4.00		n/a		n/a		n/a		Life of Mine	n/a 15

777	50%		100%		0%		0%		0%		$429	2	$6.32	2	n/a		n/a		n/a		Life of Mine	8-Aug-12

Marmato	6.5%	16	100%	16	0%		0%		0%		18%	17	18%	17	n/a		n/a		n/a		Life of Mine	5-Nov-20

Cozamin	0%		50%	18	0%		0%		0%		n/a		10%		n/a		n/a		n/a		Life of Mine	11-Dec-20

Santo Domingo	100%	19	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	24-Mar-21

Fenix	6%	20	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	15-Nov-21

Blackwater	8%	21	50%	21	0%		0%		0%		35%		18%	5	n/a		n/a		n/a		Life of Mine	13-Dec-21

Early Deposit

Toroparu	10%		50%		0%		0%		0%		$400		$3.90		n/a		n/a		n/a		Life of Mine	11-Nov-13

Cotabambas	25%	22	100%	22	0%		0%		0%		$450		$5.90		n/a		n/a		n/a		Life of Mine	21-Mar-16

Kutcho	100%		100%		0%		0%		0%		20%		20%		n/a		n/a		n/a		Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.48, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than
50:1
or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase
4.5
% of Stillwater palladium production until
375,000
ounces are delivered to the Company, thereafter
2.25
% of Stillwater palladium production until
550,000
ounces are delivered to the Company and
1
% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22 % once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to
22
% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum, the attributable gold and platinum production will be reduced to 67 % and 15%, respectively.
9)	Per annum the Company will purchase an amount equal to 100 % of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50 % of any excess.
10)
Should the market price of silver exceed $
20
per ounce, in addition to the $
8.98
per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $
10
per ounce, such that when the market price of silver is $
40
or above, the Company will pay Glencore $
18.98
per ounce of silver delivered.

11)	Wheaton only has the rights to silver contained in concentrate containing less than 15 % copper at the Aljustrel mine.
12)	The Company is committed to acquire 100 % of the first 30,000 ounces of gold produced per annum and 50 % thereafter.
13)
The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of
65
% of the spot price of gold and $
1,250
. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once
27,000
ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of
50
% of the spot price of gold and $
1,000
. In the event that the

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $ 325 per ounce.
14)
The price paid per ounce of silver delivered under the Keno Hill PMPA is between 10
% of the spot price of silver when the market price of silver is at or above $
23.00
per ounce, to
90
% of the spot price of silver when the market price of silver is at or below $
15.00
per ounce.

15)	Terms of the agreement not yet finalized.
16)
Once Wheaton has received
190,000
ounces of gold and
2.15
 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to
3.25
% and
50
%, respectively.

17)	To be increased to 22 % of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
18)	Once Wheaton has received 10 million ounces, the Company’s attributable silver production will be reduced to 33 % of silver production for the life of the mine.
19)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.
20)	Once the Company has received 90,000 ounces of gold, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.
21)	Once the Company has received 279,908 ounces of gold and 17.8 million ounces of silver, the attributable gold and silver production will be reduced to 4 % and 33%.
22)
Once
90

million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to
16.67
% of gold production and
66.67
% of silver production for the life of mine.

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2022	2023 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total

Payments for mineral stream interests

Rosemont 1	$-	$-	$-	$-	$-	$231,150	$231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Marmato	4,000	-	-	-	4,000	72,000	76,000

Santo Domingo	-	-	-	-	-	260,000	260,000

Salobo 2	-	646,000	-	-	646,000	-	646,000

Fenix Gold	25,000	-	-	-	25,000	25,000	50,000

Blackwater	-	-	-	-	-	141,000	141,000

Marathon	31,548	-	-	-	31,548	157,743	189,291

Payments for early deposit mineral stream interest

Toroparu 3	-	138,000	-	-	138,000	-	138,000

Cotabambas	1,500	1,000	-	-	2,500	126,000	128,500

Kutcho	-	-	-	-	-	58,000	58,000

Leases liabilities	905	1,835	314	-	3,054	-	3,054

Total contractual obligations	$62,953	$786,835	$314	$-	$850,102	$1,103,293	$1,953,395

1)	Includes contingent transaction costs of $1 million.
2)
As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million.

3)	The Company anticipates construction to begin in this period.
Rosemont
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the Rosemont PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.
On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of the Rosemont project. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision. As per Hudbay’s MD&A for the year ended December 31, 2020, final briefs were filed in November 2020 and the oral hearing was completed in early

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

February 2021. As per Hudbay’s MD&A for the year ended December 31, 2021, Hudbay has indicated that they continue to await a decision from the Ninth Circuit.
Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million was paid on February 28, 2022; and the remaining amount is payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.
Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.
Salobo
The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the second half of 2022 with a
15-month
ramp-up
period, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $892 million if throughput is expanded beyond 40 Mtpa by January 1, 2023. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) during 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.
Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay total cash consideration of
$50 million, of which $25 million is payable upon closing, subject to certain conditions. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.
Blackwater
Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions being satisfied.
Marathon
Subsequent to the year end, on January 26, 2022, the Company entered into a PMPA (the “Marathon PMPA”) with Generation Mining Limited (“Gen Mining”) in respect of the Marathon Project (the “Marathon Project”). Under the terms of the Marathon PMPA, the Company is committed to pay total upfront cash consideration of Cdn
$240 million, Cdn$40 million of which will be paid prior to construction to be used for the development of the Marathon Project, with the remainder payable in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined
completion tests.
Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X, a subsidiary of GCM, an additional
$138
million, payable on an installment basis to partially fund construction of the mine. GCM is to deliver certain feasibility documentation by December 31, 2022. Following the delivery of this documentation (or after December 31, 2022 if the feasibility documentation has not been delivered to Wheaton by such date) Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen,

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [

]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.
Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $12 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $2 million to Panoro, spread over up to three years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Canada Revenue Agency – Canada Revenue Agency – 2013-2016 Taxation Years - Domestic Reassessments
The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production
basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $8 million.
Subsequent to the year end, the CRA applied the same position to the 2016 taxation year, which is anticipated to result in an increase to the loss for tax purposes for that year which the Company expects to be able to carry back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.
Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Canadian Shareholder Class Action
During July 2015, the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”). By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of proposed a class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier. The certification and leave motions were jointly heard in October 2021. On January 5, 2022 the Ontario Superior Court of Justice issued its decision dismissing the plaintiff’s certification and leave motions in their entirety. The Court accepted the Company’s submissions that the plaintiff had failed to establish that there was a reasonable possibility that the Claim would be resolved at trial in her favour. The Court also dismissed the plaintiff’s request to certify the common law claims. No appeal was filed within the required time period and as such the decision of the Court is the final resolution of the Claim.
WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [119]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
Under the terms of the 2018 settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.
It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.
From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.
General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [120]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

29.	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2021
	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Reversal 1	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)

Gold

Salobo 5	$343,398	$78,746	$71,405	$193,247	$-	$193,247	$264,652	$2,437,939

Sudbury 2, 5	24,475	5,407	13,847	5,221	-	5,221	19,068	307,169

Constancia 5	32,974	7,536	5,780	19,658	-	19,658	25,438	103,789

San Dimas	86,290	29,612	15,479	41,199	-	41,199	56,679	166,723

Stillwater	20,487	3,703	4,525	12,259	-	12,259	16,784	219,785

Other 3, 5	54,296	18,268	1,836	34,192	-	34,192	36,444	364,792

Total gold interests	$561,920	$143,272	$112,872	$305,776	$-	$305,776	$419,065	$3,600,197

Silver

Peñasquito 5	$201,688	$34,518	$28,554	$138,616	$-	$138,616	$167,169	$322,018

Antamina 5	156,735	31,395	46,882	78,458	-	78,458	125,688	580,052

Constancia	36,775	8,926	11,160	16,689	-	16,689	27,848	205,884

Other 4, 5	178,231	57,312	39,526	81,393	-	81,393	123,359	593,195

Total silver interests	$573,429	$132,151	$126,122	$315,156	$-	$315,156	$444,064	$1,701,149

Palladium

Stillwater	$45,834	$8,384	$8,559	$28,891	$-	$28,891	$37,450	$232,830

Cobalt

Voisey’s Bay 5	$20,482	$4,140	$7,240	$9,102	$(156,717)	$165,819	$3,687	$371,621

Total mineral stream interests	$1,201,665	$287,947	$254,793	$658,925	$(156,717)	$815,642	$904,266	$5,905,797

Other

General and administrative						$(60,985)	$(55,301)

Finance costs						(5,817)	(4,271)

Other						5,776	731

Income tax						269	(280)

Total other						$(60,757)	$(59,121)	$390,354

Consolidated						$754,885	$845,145	$6,296,151

1)	See Note 11 for more information
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating
Rosemont, Santo Domingo, Fenix and Blackwater gold interests.

4)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating
Loma de La Plata, Pascua-Lama, Rosemont and Blackwater silver interests.

5)	As it relates to mine operator concentration risk:
a.
The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2021 were 32% of the Company’s total revenue.

b.
The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore PMPAs during the year ended December 31, 2021 were 18% of the Company’s total revenue.

c.
The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 202
1
 were 17% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [121]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

Year Ended December 31, 2020
	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)

Gold

Salobo 4	$450,166	$104,545	$95,913	$249,708	$345,621	$2,509,344

Sudbury 1, 4	49,791	11,085	23,027	15,679	38,609	321,016

Constancia	25,556	5,812	4,837	14,907	19,744	105,569

San Dimas	68,519	23,541	12,165	32,813	44,978	182,202

Stillwater	22,353	4,003	5,684	12,666	18,351	224,310

Other 2, 4	36,442	8,443	5,642	22,357	28,007	7,526

Total gold interests	$652,827	$157,429	$147,268	$348,130	$495,310	$3,349,967

Silver

Peñasquito 4	$150,720	$31,704	$24,130	$94,886	$119,016	$350,572

Antamina 4	102,241	20,053	41,876	40,312	82,188	626,934

Constancia	31,285	8,745	11,143	11,397	22,541	217,044

Other 3, 4	115,379	41,027	10,892	63,460	74,159	474,975

Total silver interests	$399,625	$101,529	$88,041	$210,055	$297,904	$1,669,525

Palladium

Stillwater	$43,772	$7,805	$8,580	$27,387	$35,967	$241,389

Cobalt

Voisey’s Bay 4	$-	$-	$-	$-	$-	$227,510

Total mineral stream interests	$1,096,224	$266,763	$243,889	$585,572	$829,181	$5,488,391

Other

General and administrative				$(65,698)	$(46,914)

Finance costs				(16,715)	(17,551)

Other				2,170	677

Income tax				2,475	49

Total other				$(77,768)	$(63,739)	$468,881

Consolidated				$507,804	$765,442	$5,957,272

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating
Rosemont gold interest.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating
Loma de La Plata, Pascua-Lama and Rosemont silver interests.

4)	As it relates to mine operator concentration risk:
a.
The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2020 were 46% of the Company’s total revenue.

b.
The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore PMPAs during the year ended December 31, 2020 were 12% of the Company’s total revenue.

c.
The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 2020 were 14% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [122]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

					Carrying Amount at December 31, 2021

(in thousands)	Sales Year Ended Dec 31, 2021		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$ 108,594	9%	$ 614,733	$ 28,138	$ -	$ 371,621	$ 1,014,492	17%

United States	66,321	6%	219,785	566	232,830	-	453,181	8%

Mexico	307,639	26%	166,722	462,627	-	-	629,349	11%

Europe

Greece	9,154	1%	-	-	-	-	-	0%

Portugal	41,320	3%	-	19,001	-	-	19,001	0%

Sweden	33,018	3%	-	31,152	-	-	31,152	1%

South America

Argentina/Chile 1	-	0%	-	253,514	-	-	253,514	4%

Argentina	-	0%	-	10,889	-	-	10,889	0%

Chile	-	0%	31,349	-	-	-	31,349	1%

Brazil	343,398	28%	2,437,938	-	-	-	2,437,938	41%

Peru	286,285	24%	103,789	888,730	-	-	992,519	16%

Colombia	5,936	0%	25,881	6,532	-	-	32,413	1%

Consolidated	$ 1,201,665	100%	$ 3,600,197	$ 1,701,149	$ 232,830	$ 371,621	$ 5,905,797	100%
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

					Carrying Amount at December 31, 2020

(in thousands)	Sales Year Ended Dec 31, 2020		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$ 94,239	9%	$ 328,543	$ 28,412	$ -	$ 227,510	$ 584,465	11%

United States	66,125	6%	224,310	566	241,389	-	466,265	8%

Mexico	220,768	20%	182,201	351,974	-	-	534,175	10%

Europe

Greece	11,488	1%	-	-	-	-	-	0%

Portugal	33,460	3%	-	20,261	-	-	20,261	0%

Sweden	34,486	3%	-	32,956	-	-	32,956	1%

South America

Argentina/Chile 1	-	0%	-	264,402	-	-	264,402	5%

Brazil	450,166	41%	2,509,344	-	-	-	2,509,344	46%

Peru	185,492	17%	105,569	970,614	-	-	1,076,183	19%

Colombia	-	0%	-	340	-	-	340	0%

Consolidated	$ 1,096,224	100%	$ 3,349,967	$ 1,669,525	$ 241,389	$ 227,510	$ 5,488,391	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [123]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2021 and 2020 (US Dollars)

30.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2022 equal to the dividend per common share declared in the prior quarter. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.
On March 10, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on March 24, 2022 and is expected to be distributed on or about April 7, 2022. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.
Acquisition of Curipamba Precious Metal Purchase Agreement
Subsequent to the year end, on January 17, 2022, the Company entered into a PMPA (the “Curipamba PMPA”) with Adventus Mining Corporation (“Adventus”) in respect of gold and silver production from the Curipamba Project located in Ecuador (the “Curipamba Project”). Under the Curipamba PMPA, Wheaton will purchase an amount of gold equal to 50% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and an amount of silver equal to 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. The Company will pay Adventus total upfront cash consideration of

$
175.5 million, $13
million of which is available
pre-construction
and
$500,000
of which will be paid to support certain local community development initiatives around the Curipamba Project. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.
In connection with the acquisition of this PMPA, Wheaton will also acquire up to $5M in equity of Adventus, subject to remaining below 10% of the outstanding shares of Adventus.

Acquisition of Marathon Precious Metal Purchase Agreement
Subsequent to the year end, on January 26, 2022, the Company entered into the Marathon PMPA with Gen Mining in respect to the Marathon Project located in Ontario, Canada. Under the Marathon PMPA, Wheaton will purchase an amount of gold equal to
100%
of the payable gold production until
 150,000 ounces have been delivered, thereafter dropping to 67%
of payable gold production for the life of the mine and an amount of platinum production equal to

22
% of the payable platinum production until
120,000
ounces have been delivered, thereafter dropping to
15
% for the life of mine. Under the terms of the
Marathon PMPA
, the Company is committed to pay Gen Mining total upfront cash consideration of Cdn$
240
 million, Cdn$
40
 million of which will be paid prior to construction to be used for the development of the Marathon Project, with the remainder payable in four
staged installments during construction, subject to various customary conditions being satisfied and pre-determined
completion tests. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to
18
% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of C$
240
 million, at which point the production payment will increase to
22
% of the spot prices.
Acquisition of Goose Precious Metal Purchase Agreement
Subsequent to the year end, on February 8, 2022, the Company announced that it had entered into a PMPA (the “Goose PMPA”)with Sabina Gold & Silver Corp. (“Sabina”) in respect of gold production from the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada (the “Goose Project”). Under the Goose PMPA, Wheaton will purchase an amount of gold equal to 4.15% of the payable gold production until 130,000 ounces have been delivered, thereafter dropping to 2.15% until 200,000 ounces have been delivered, and thereafter dropping to 1.5% of the payable gold production for the life of mine. The Company will pay Sabina total upfront cash consideration of $

million, payable in four equal installments during construction of the Goose Project, subject to customary conditions. In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to
18%

of the spot gold price until the value of gold, net of the production payment is equal to the upfront consideration of
$125
million, at which point the production payment will increase to
22% of the spot gold price.
In connection with the acquisition of this PMPA, Wheaton will also acquire up to $20M in equity of Sabina, subject to remaining below 10% of the outstanding shares of Sabina.

WHEATON PRECIOUS METALS 2021 ANNUAL REPORT [124]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: LSE

DIRECTORS
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
GLENN IVES
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS

PATRICK DROUIN
Senior Vice President, Investor Relations
T:  1 604 684 9648
TF: 1 800 380 8687
E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

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wheatonpm.com

Value through streaming.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123